Grupo Financiero Galicia S.A. “Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

Financial Statements for the fiscal years ended December 31, 2010 and 2009.

Company’s name:	Grupo Financiero Galicia S.A. “Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

Legal domicile:	Tte. Gral. Juan D. Perón No. 456 – 2nd floor, Autonomous City of Buenos Aires

Principal line of business:	Financial and Investment Activities

Fiscal year N° 12
Commenced January 1, 2010 and ended December 31, 2010, presented in comparative format.

Date of registration with the Public Registry of Commerce:

Date of bylaws:	September 30, 1999

Date of latest amendment to bylaws:	July 16, 2010

Registration number with the Corporation Control Authority (I.G.J.):	12,749

Sequential Number – Corporation Control Authority:	1,671,058

Date of expiration of Grupo Financiero Galicia S.A.’s bylaws:	June 30, 2100

Description of the controlling company:

Grupo Financiero Galicia S.A.’s name:	EBA Holding S.A.

Principal line of business:	Financial and Investment Activities

Interest held by the controlling company in the shareholders’ equity as of 12/31/10:	22.65%

Percentage of votes to which the controlling company is entitled as of 12/31/10:	59.42%

Capital status as of 12/31/10 (Note 8 to these consolidated financial statements) (figures stated in thousands of Pesos for “subscribed” and “paid-in” shares)
Shares
Number	Class	Voting rights per share	Subscribed	Paid-in
281,221,650	Ordinary class “A”, face value of 1	5	281,222	281,222
960,185,367	Ordinary class “B”, face value of 1	1	960,185	960,185
1,241,407,017			1,241,407	1,241,407

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Consolidated Balance Sheet as of December 31, 2010 and 2009.
 (Figures stated in thousands of Argentine Pesos (“Pesos”))

	12/31/10	12/31/09
ASSETS
CASH AND DUE FROM BANKS	5,645,571	3,696,309
- Cash	1,489,374	1,379,888
- Financial institutions and correspondents	4,156,197	2,316,421
- Argentine Central Bank	3,932,281	2,066,792
- Other local financial institutions	14,607	6,783
- Foreign	209,309	242,846
GOVERNMENT AND CORPORATE SECURITIES	2,278,012	3,920,407
- Holdings of securities in investment accounts and special investment accounts	133,756	43,350
- Holdings of trading securities	68,231	114,186
- Government securities received in connection with reverse-repo transactions with the Argentine Central Bank	-	152,650
- Government unlisted securities	-	1,981,972
- Investments in listed corporate securities	10,302	13,171
- Securities issued by the Argentine Central Bank	2,065,723	1,615,078
LOANS	21,353,781	13,477,901
- To the non-financial public sector	24,565	25,416
- To the financial sector	80,633	25,352
- Interbank loans (call money loans granted)	32,500	25,300
- Other loans to local financial institutions	47,968	24
- Accrued interest, adjustments and quotation differences receivable	165	28
- To the non-financial private sector and residents abroad	22,287,056	14,233,579
- Advances	977,890	630,068
- Promissory notes	4,534,326	3,205,433
- Mortgage loans	950,237	964,291
- Pledge loans	119,175	64,819
- Personal loans	4,093,559	1,724,413
- Credit card loans	9,120,092	5,691,335
- Others	2,297,507	1,828,591
- Accrued interest, adjustments and quotation differences receivable	277,070	178,837
- Documented interest	(81,804)	(54,185)
- Unallocated collections	(996)	(23)
- Allowances	(1,038,473)	(806,446)
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,325,990	3,335,367
- Argentine Central Bank	402,386	493,129
- Amounts receivable for spot and forward sales to be settled	237,333	23,650
- Securities receivable under spot and forward purchases to be settled	914,124	681,148
- Premiums from brought options	-	436
- Others not included in the debtor classification regulations	1,286,039	1,659,726
- Unlisted negotiable obligations	99,237	38,979
- Balances from forward transactions without delivery of underlying asset to be settled	5,403	1,040
- Others included in the debtor classification regulations	511,594	460,752
- Accrued interest receivable not included in the debtor classification regulations	-	4,554
- Accrued interest receivable included in the debtor classification regulations	1,680	2,523
- Allowances	(131,806)	(30,570)

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Consolidated Balance Sheet as of December 31, 2010 and 2009.
 (Figures stated in thousands of Pesos)

	12/31/10	12/31/09
RECEIVABLES FROM FINANCIAL LEASES	428,080	364,217
- Receivables from financial leases	426,626	362,298
- Accrued interest and adjustments receivable	6,923	7,989
- Allowances	(5,469)	(6,070)
EQUITY INVESTMENTS	52,848	53,895
- In financial institutions	1,971	1,882
- Others	64,140	57,973
- Allowances	(13,263)	(5,960)
MISCELLANEOUS RECEIVABLES	1,082,561	1,155,178
- Receivables for assets sold	35,403	34,106
- Minimum presumed income tax	395,738	328,619
- Others	677,151	820,875
- Accrued interest on receivables for assets sold	135	124
- Other accrued interest and adjustments receivable	159	109
- Allowances	(26,025)	(28,655)
BANK PREMISES AND EQUIPMENT	948,067	898,321
MISCELLANEOUS ASSETS	81,403	63,841
INTANGIBLE ASSETS	454,115	572,324
- Goodwill	23,467	26,346
- Organization and development expenses	430,648	545,978
UNALLOCATED ITEMS	4,844	27,239
OTHER ASSETS	52,791	37,367
TOTAL ASSETS	35,708,063	27,602,366

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Consolidated Balance Sheet as of December 31, 2010 and 2009.
(Figures stated in thousands of Pesos)

	12/31/10	12/31/09
LIABILITIES
DEPOSITS	22,222,764	17,039,366
- Non-financial public sector	874,201	1,377,236
- Financial sector	9,934	228,480
- Non-financial private sector and residents abroad	21,338,629	15,433,650
- Checking accounts	5,466,532	3,631,399
- Savings accounts	6,356,877	4,765,626
- Time deposits	8,975,889	6,727,792
- Investment accounts	156,935	109
- Others	306,139	248,247
- Accrued interest and quotation differences payable	76,257	60,477
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	7,608,071	6,119,437
- Argentine Central Bank	2,105	3,215
- Others	2,105	3,215
- Banks and international entities	646,745	545,022
- Unsubordinated negotiable obligations	775,863	1,539,754
- Amounts payable for spot and forward purchases to be settled	950,453	618,375
- Securities to be delivered under spot and forward sales to be settled	229,684	175,655
- Loans from local financial institutions	613,197	251,481
- Interbank loans (call money loans received)	-	70,000
- Other loans from local financial institutions	610,022	179,701
- Accrued interest payable	3,175	1,780
- Balances from forward transactions without delivery of underlying asset to be settled	11,085	8,060
- Others	4,358,049	2,934,951
- Accrued interest and quotation differences payable	20,890	42,924
MISCELLANEOUS LIABILITIES	909,632	578,699
- Dividends payable	20,000	17,000
- Directors’ and syndics’ fees	9,672	7,071
- Others	879,957	554,628
- Adjustments and accrued interest payable	3	-
PROVISIONS	698,244	255,922
SUBORDINATED NEGOTIABLE OBLIGATIONS	1,253,027	1,137,447
UNALLOCATED ITEMS	24,456	7,393
OTHER LIABILITIES	140,158	122,994
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES	382,211	288,569
TOTAL LIABILITIES	33,238,563	25,549,827
SHAREHOLDERS’ EQUITY	2,469,500	2,052,539
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	35,708,063	27,602,366

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Consolidated Memorandum Accounts
As of December 31, 2010 and 2009.
(Figures stated in thousands of Pesos)

	12/31/10	12/31/09
DEBIT	36,743,223	25,834,331
CONTINGENT	9,244,609	6,585,436
- Loans obtained (unused balances)	350,858	83,095
- Guarantees received	5,974,377	4,353,162
- Others not included in the debtor classification regulations	20,191	16,813
- Contingencies related to contra items	2,899,183	2,132,366
CONTROL	16,802,332	12,295,092
- Uncollectible loans	1,500,275	920,032
- Others	14,772,617	10,916,434
- Control related to contra items	529,440	458,626
DERIVATIVES	8,193,303	5,546,998
- "Notional" value of forward transactions without delivery of underlying asset	3,484,686	2,558,926
- Interest rate swaps	178,000	45,500
- Others	1,140,100	523,000
- Derivatives related to contra items	3,390,517	2,419,572
TRUST ACCOUNTS	2,502,979	1,406,805
- Trust funds	2,502,979	1,406,805
CREDIT	36,743,223	25,834,331
CONTINGENT	9,244,609	6,585,436
- Loans granted (unused balances)	1,840,214	1,323,498
- Guarantees granted to the Argentine Central Bank	1,869	3,135
- Other guarantees granted included in the debtor classification regulations	213,830	194,474
- Other guarantees granted not included in the debtor classification regulations	370,231	364,851
- Others included in the debtor classification regulations	447,505	234,159
- Others not included in the debtor classification regulations	25,534	12,249
- Contingencies related to contra items	6,345,426	4,453,070
CONTROL	16,802,332	12,295,092
- Checks and drafts to be credited	529,215	458,411
- Others	480,227	416,731
- Control related to contra items	15,792,890	11,419,950
DERIVATIVES	8,193,303	5,546,998
- "Notional" value of put options written	98,743	121,815
- "Notional" value of call options written	-	8,100
- "Notional" value of forward transactions without delivery of underlying asset	2,511,674	2,181,157
- Others	780,100	108,500
- Derivatives related to contra items	4,802,786	3,127,426
TRUST ACCOUNTS	2,502,979	1,406,805
- Trust liabilities related to contra items	2,502,979	1,406,805

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Consolidated Income Statement
For the fiscal year commenced January 1, 2010 and ended December 31, 2010, presented in comparative format with the previous fiscal year.
(Figures stated in thousands of Pesos)

	12/31/10	12/31/09
FINANCIAL INCOME	3,616,126	3,005,637
- Interest on cash and due from banks	746	638
- Interest on loans to the financial sector	8,542	4,819
- Interest on advances	186,443	191,791
- Interest on promissory notes	498,436	400,898
- Interest on mortgage loans	103,888	118,474
- Interest on pledge loans	11,535	11,305
- Interest on credit card loans	1,143,592	837,484
- Interest on financial leases	63,749	82,458
- Interest on other loans	981,709	436,759
- Net income from government and corporate securities	409,165	559,099
- Interest on other receivables resulting from financial brokerage	15,438	23,255
- Net income from secured loans – Decree No. 1387/01	3,608	11,460
- C.E.R. adjustment	5,331	24,429
- Exchange rate differences on gold and foreign currency	76,296	127,454
- Others	107,648	175,314
FINANCIAL EXPENSES	1,412,681	1,460,459
- Interest on current account deposits	5,476	12,852
- Interest on savings account deposits	5,442	3,722
- interest on time deposits	748,205	858,468
- Interest on interbank loans received (call money loans)	6,158	3,702
- Interest on other loans from financial institutions	6,525	1,276
- Interest on other liabilities resulting from financial brokerage	165,604	231,972
- Interest on subordinated negotiable obligations	137,788	125,343
- Other interest	6,367	2,882
- Net income from options	436	364
- C.E.R. adjustment	59	345
- Contributions made to deposit insurance fund	31,839	26,030
- Others	298,782	193,503
GROSS FINANCIAL MARGIN	2,203,445	1,545,178
PROVISIONS FOR LOAN LOSSES	551,524	639,505
INCOME FROM SERVICES	2,514,934	1,826,783
- Related to lending transactions	660,987	456,466
- Related to borrowing transactions	543,309	440,633
- Other commissions	42,152	26,781
- Others	1,268,486	902,903
EXPENSES FOR SERVICES	733,057	515,863
- Commissions	291,701	197,714
- Others	441,356	318,149

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Consolidated Income Statement
For the fiscal year commenced January 1, 2010 and ended December 31, 2010, presented in comparative format with the previous fiscal year.
(Figures stated in thousands of Pesos)

	12/31/10	12/31/09
ADMINISTRATIVE EXPENSES	2,845,314	2,029,129
- Personnel expenses	1,602,711	1,119,084
- Directors’ and syndics’ fees	11,402	8,563
- Other fees	99,702	70,144
- Advertising and publicity	189,596	127,836
- Taxes	190,722	139,327
- Depreciation of bank premises and equipment	76,899	73,904
- Amortization of organization expenses	63,132	45,908
- Other operating expenses	373,641	280,104
- Others	237,509	164,259
NET INCOME FROM FINANCIAL BROKERAGE	588,484	187,464
MINORITY INTEREST RESULT	(104,333)	(46,512)
MISCELLANEOUS INCOME	746,882	599,361
- Net income from equity investments	62,054	11,347
- Penalty interest	56,193	37,243
- Loans recovered and allowances reversed	154,328	48,347
- C.E.R. adjustment	45	78
- Others	474,262	502,346
MISCELLANEOUS LOSSES	563,941	355,046
- Penalty interest and charges in favor of the Argentine Central Bank	58	72
- Provisions for losses on miscellaneous receivables and other provisions	102,387	109,296
- C.E.R. adjustment	41	35
- Amortization of differences arising from court resolutions	280,946	109,310
- Depreciation and losses from miscellaneous assets	1,347	1,708
- Amortization of goodwill	11,330	11,457
- Others	167,832	123,168
NET INCOME BEFORE INCOME TAX	667,092	385,267
INCOME TAX	258,191	155,992
NET INCOME FOR THE FISCAL YEAR	408,901	229,275

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Consolidated Statement of Cash Flows and Cash Equivalents
For the fiscal year commenced January 1, 2010 and ended December 31, 2010, presented in comparative format with the previous fiscal year.
 (Figures stated in thousands of Pesos)

	12/31/10	12/31/09
CHANGES IN CASH AND CASH EQUIVALENTS (Note 22)
- Cash at beginning of fiscal year	5,428,730	4,795,383
- Cash at fiscal year-end	7,443,517	5,428,730
Increase in cash, net (in constant currency)	2,014,787	633,347
CAUSES FOR CHANGES IN CASH (IN CONSTANT CURRENCY)
Operating activities
Net collections/(payments) for:
- Government and corporate securities	2,911,041	711,138
- Loans
- To the financial sector	(55,841)	5,462
- To the non-financial public sector	1,819	7,958
- To the non-financial private sector and residents abroad	(4,399,392)	(1,490,833)
- Other receivables resulting from financial brokerage	177,629	188,870
- Receivables from financial leases	(33,949)	189,924
- Deposits
- To the financial sector	(64,949)	59,178
- To the non-financial public sector	(511,710)	86,278
- To the non-financial private sector and residents abroad	4,757,624	1,691,450
- Other liabilities from financial brokerage
- Financing from the financial sector
- Interbank loans (call money loans received)	(30,158)	66,298
- Others (except from liabilities included in financing activities)	1,172,142	126,174
Collections related to income from services	2,919,013	2,268,244
Payments related to expenses for services	(669,249)	(622,687)
Administrative expenses paid	(2,898,783)	(2,077,498)
Payment of organization and development expenses	(206,175)	(121,260)
Collection for penalty interest, net	56,135	37,171
Differences arising from court resolutions paid	(21,893)	(51,489)
Collection of dividends from other companies	16,190	16,554
Other collections related to miscellaneous profits and losses	104,346	128,491
Net collections / (payments) for other operating activities
- Other receivables and miscellaneous liabilities	(343,487)	42,264
- Other operating activities, net	33,193	172,251
Income tax and minimum presumed income tax payment	(150,579)	(159,493)
Net cash flow generated by operating activities	2,762,967	1,274,445
Investment activities
Payments for bank premises and equipment, net	(104,583)	(42,720)
Payments for miscellaneous assets, net	(29,101)	(33,830)
Payments for equity investments	(347,194)	(7,988)
Other collections / (Payments) for investment activities
- Cash and cash equivalents related to the acquisition of Compañía Financiera Argentina S.A., Cobranzas y Servicios S.A. and Procesadora Regional S.A.	117,549	-
Net cash flows used in investment activities	(363,329)	(84,538)

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”

Supplementary Accounting Information
Consolidated Statement of Cash Flows and Cash Equivalents
For the fiscal year commenced January 1, 2010 and ended December 31, 2010, presented in comparative format with the previous fiscal year.
 (Figures stated in thousands of Pesos)

	12/31/10	12/31/09
Financing activities
Net collections/(payments) for:
- Unsubordinated negotiable obligations	(936,377)	(380,060)
- Argentine Central Bank
- Others	(1,110)	1,533
- Banks and international entities	96,465	(188,930)
- Subordinated negotiable obligations	(75,889)	(65,804)
- Loans from local financial institutions	431,620	(67,158)
Distribution of dividends	(10,877)	(10,728)
Other collections from financing activities	1,860	7,658
Cash flow used in financing activities	(494,308)	(703,489)
Financial results and by holding of cash and cash equivalents (including interest and monetary result)	109,457	146,929
Increase in cash, net	2,014,787	633,347

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Notes to the Consolidated Financial Statements
For the fiscal year commenced January 1, 2010 and ended December 31, 2010, presented in comparative format with the previous fiscal year.
(Figures stated in thousands of Pesos (“AR$”) and U.S. Dollars (“US$” or “Dollars”))

NOTE 1:	PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements are presented in accordance with the provisions of Argentine Central Bank’s (“B.C.R.A.”) Communiqué "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement No. 8 and No. 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E”) and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission (“C.N.V.”). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. (the “Company”) and its subsidiaries located in Argentina and abroad, and form part of the Company’s annual financial statements as supplementary information, and therefore should be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency as of February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of F.A.C.P.C.E. In accordance with B.C.R.A.’s Communiqué “A” 3921, Decree No. 664/03 of the executive branch of the Argentine government and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method, and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2:	ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing these consolidated financial statements are listed below:

a.	Consolidation of Financial Statements
The financial statements of the Company have been consolidated on a line-by-line basis with those of Banco S.A. (“Banco”), Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. (See Note 3 to these consolidated financial statements).

Banco is the Company’s main equity investment, a financial institution subject to the B.C.R.A. regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco.

Banco’s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S. A. (in liquidation) and Galicia (Cayman) Limited. The conversion into Pesos of these subsidiaries’ accounting balances was made according to the following:
i.	Assets and liabilities were converted into Pesos according to item b.1.
ii.	Allotted capital has been computed for the actually disbursed restated amounts.
iii.	Accumulated earnings were determined as the difference between assets, liabilities and the allotted capital.
iv.
Earnings for the fiscal year were determined by the difference between the accumulated earnings at the beginning of the fiscal year, and the accumulated earnings at the end of the period. The balances of income statement accounts were converted into Pesos applying the monthly average exchange rates recorded in each month of this fiscal year.

v.	The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the balance sheet and the income statement.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (“AR$”) and U.S. dollars (“US$” or “Dollars”))

NOTE 2:	Continued

b.	Consistency of Accounting Principles
Accounting principles applied to the consolidated financial statements of Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A., are similar to those applied by the Company (See Note 1 to these consolidated financial statements).

Furthermore, the consolidated financial statements of Sudamericana Holding S. A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendency of Insurance (the “Superintendency”), which in some aspects differ from the current Argentine GAAP, in particular with regard to the valuation of investments in secured loans and certain government securities. Nevertheless, this departure has not produced a significant effect on the consolidated financial statements of the Company.

The main valuation criteria applied by Banco are listed below:

b.1.	Foreign Currency Assets and Liabilities
These assets and liabilities are stated at the Dollar exchange rate set by the B.C.R.A., at the close of operations on the last business day of each month.

As of December 31, 2010 and December 31, 2009, balances in Dollars were converted applying the reference exchange rate (AR$3.9758 and AR$3.7967 per US$1.00, respectively) set by the B.C.R.A.

Assets and liabilities valued in foreign currencies other than the Dollar have been converted using the swap rates informed by the B.C.R.A.

b.2.	Government and Corporate Securities
b.2.1.	Government Securities
b.2.1.1.	Holdings of Securities in Investment Accounts-Peso-denominated bonds issued by the Argentine government at the Badlar Rate due 2015 (Bonar 2015)
In January 2010, Bonar 2015 with a face value of AR$668,178 were recorded under this item, from which face value AR$627,178 were valued at their acquisition cost increased according to the internal rate of return (see item b.2.1.4.c), and face value AR$41,000 were valued at market values as of the previous fiscal year-end. Holdings of these securities were valued at their acquisition cost at the close of operations on the day before they were recognized. Consequently, the recognition of face value AR$627,178 generated income of AR$240,624.

As of December 31, 2010, these holdings were valued at their acquisition cost increased on an exponential basis according to their internal rate of return. The same criterion was applied to holdings of such bonds used in reverse-repo transactions. Had these securities been valued at market price, Banco´s shareholders´ equity would have been increased by AR$84,496 as of December 31, 2010.

b.2.1.2.	Holdings of Trading Securities
These holdings are recorded at the closing price for each class of securities at fiscal year end, plus the value of amortization and interest coupons due and receivable, minus estimated selling costs, when applicable.

The same criterion was applied to holdings of such bonds used in purchase and sale transactions pending settlement.

b.2.1.3.	Government Securities from repo transactions with the B.C.R.A.
As of fiscal year-end 2009, these securities were valued as per the above item b.2.1.2.

b.2.1.4.	Government Unlisted Securities
As of fiscal year-end 2009, and taking into consideration the valuation criteria used, these holdings included the following securities:

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (“AR$”) and U.S. dollars (“US$” or “Dollars”))

NOTE 2:	Continued

a)	Argentine Government Libor Bonds in Dollars due 2012 – Compensatory and Hedge Bonds (Boden 2012):
During this fiscal year, the position of these bonds, as a whole, has been realized, which as of the beginning of fiscal year 2010 amounted to AR$1,731,089. Thus, an allowance for impairment of value established for such purposes during this fiscal year was applied in the amount of AR$188,977.

At the close of the fiscal year 2009, and pursuant to the option provided for in current regulations, these have been valued at their technical value.

The same criterion was applied to holdings of such bonds used in repo transactions recorded under “Other Receivables Resulting from Financial Brokerage” and “Miscellaneous Receivables”.

Had these securities been marked to market, as of December 31, 2009, Banco’s shareholders’ equity would have been reduced by approximately AR$175,818.

b)	Discount Bonds and GDP-Linked Negotiable Securities:
These bonds were received in exchange for medium-term Argentine Republic External Notes, Series 74 and 75, which was carried out by the Argentine government pursuant to Decree No. 1735/04.

During this fiscal year, the position of these bonds, as a whole, has been realized by Banco, which as of the beginning of the fiscal year, amounted to AR$621,983. Thus, an allowance for impairment of value established for such purposes during this fiscal year was applied in the amount of AR$75,478.

As of December 31, 2009, these securities were recorded at the lowest of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities and the carrying value of the securities tendered as of March 17, 2005. Such amount was net of charged financial services.

Had these securities been marked to market, as of December 31, 2009, Banco’s shareholders’ equity would have been reduced by approximately AR$284,111.

c)	Peso-denominated Bonds issued by the Argentine Government at Badlar Rate due 2015 (Bonar 2015):
These bonds were acquired through the debt swap offered by the Argentine government as per resolutions Nos. 216/09 and 57/09 jointly adopted by the Argentine Ministry of Finance (Secretaría de Hacienda y de Finanzas).

Banco exchanged 2% Argentine government bonds in Pesos due 2014 (Boden 2014) with a face value of AR$683,647 (recorded in Banco´s shareholders’ equity in February 2009 within the scope of an exchange transaction of national secured loans at market price) for Bonar 2015 with a face value of AR$912,669. The exchange ratio used was Bonar 2015 with a face value of AR$133.50 for each Boden 2014 with a face value of AR$100.

Pursuant to the guidelines established by the B.C.R.A. for public debt instruments subscribed through a debt swap, these bonds were stated in the shareholders´ equity at the value that had been recorded for these exchanged securities.

As of December 31, 2009, these holdings amounted to a face value of AR$746,178 (in January 2010, the amount of face value AR$627,178 was recognized as investment accounts. See note b.2.1.1).

Had these securities been valued at market price, Banco´s shareholders´ equity would have been increased by AR$317,596 as of December 31, 2009.

During this fiscal year 2010, the position of these securities, as a whole, has been realized.

b.2.1.5.	Securities issued by the B.C.R.A.
a)	Listed Securities:
These securities are recorded at the listed price at closing for each class of securities at the end of each fiscal year.
The same criterion was applied to holdings of such bonds used in sale transactions pending settlement.
b)	Unlisted Securities:
Holdings of unlisted securities were valued at their acquisition cost increased on an exponential basis according to their internal rate of return. These securities which were bought and sold pending settlement have been valued at the arrangement price for each transaction. Had these securities been marked to market, the shareholders’ equity would have been increased by approximately AR$2,129 as of December 31, 2010, and AR$2,254 as of December 31, 2009.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (“AR$”) and U.S. dollars (“US$” or “Dollars”))

NOTE 2:	Continued

Since these securities do not have volatility or present value published by the B.C.R.A., their market value was calculated based on the respective cash payments discounted by the internal rate of return of securities with similar characteristics and duration and with volatility published by such institution.

c)	Holdings of Securities in Special Investment Accounts:
As of the fiscal year-end 2009, these securities were valued pursuant to the provisions set forth by the B.C.R.A., at their acquisition cost increased on an exponential basis according to their internal rate of return.

The same criterion was applied to holdings of such securities used in repo transactions recorded under “Other Receivables Resulting from Financial Brokerage” and “Miscellaneous Receivables”.

As of the fiscal year-end 2009, these securities amounted to AR$269,925 and have registered no significant differences as compared to market values.

b.2.2.	Investments in Listed Corporate Securities
These securities are valued at the fiscal year-end closing price, minus estimated selling costs, when applicable.

b.3.	Accrual of Adjustments, Interest, Exchange Rate Differences, Premiums on Future Transactions and Variable Income
For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, Banco does not recognize interest accrual when debtors are classified in a non-accrual status.

b.4.	Debt Securities and Participation Certificates in Financial Trusts
Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their internal rate of return. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities that stem from the consolidated financial statements of the respective trusts, as modified by the application of the B.C.R.A. regulations, when applicable. Due to Banco´s holding of participation certificates issued by the Galtrust I Financial Trust, an allowance for impairment of value for AR$98,638 has been established. This allowance is equal to the difference between their book value which, as of December 31, 2010, amounted to AR$620,500, and their realization value.

b.5.	Unlisted Negotiable Obligations
Holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.6.	Receivables from Financial Leases
These receivables are recorded at the present value of the sum of periodic installments and residual values previously established, calculated pursuant to the terms and conditions agreed upon in the corresponding financial lease and increased according to their internal rate of return.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (“AR$”) and U.S. dollars (“US$” or “Dollars”))

NOTE 2:	Continued

b.7.	Interest in Other Companies
b.7.1.	Interests in Financial Institutions and Supplementary and Authorized Activities
Argentine:
Banco’s equity investment in Banelco S.A. is valued under the equity method, based on this company’s last available financial statements.

The rest of the companies with supplementary activities, in which Banco has an equity investment, are valued at their acquisition cost restated as set forth in Note 1 to these consolidated financial statements, plus, when applicable, stock dividends and uncollected cash.

Banco established an allowance for impairment of value for the amount by which it is estimated that the value of the investment in Compensadora Electrónica S.A. exceeds the equity method value.

b.7.2.	In Other Companies
Argentine:
These interests are stated at their acquisition cost restated as mentioned in Note 1 to these consolidated financial statements, plus, when applicable, stock dividends and uncollected cash.

An allowance for impairment of value has been established for the amount by which it is estimated that the book value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A. (in liquidation), Electrigal S.A., and Autopista Ezeiza Cañuelas S.A. and Aguas Cordobesas S.A. exceeds their equity method value.

Foreign:
These interests are stated at cost, plus stock dividends, recognized at their face value.
For the conversion into local currency, the procedure referred in item b.1. was applied.

b.8.	Bank Premises and Equipment and Miscellaneous Assets
Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 to these consolidated financial statements), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, minus accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are registered at the beginning of the lease, either by the cash value of the leased property, or the present value of cash flows established in the financial lease, whichever is the lowest.

The depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month’s depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

b.9.	Other Miscellaneous Assets
These assets are valued at their restated acquisition cost (see Note 1 to these consolidated financial statements), minus the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

The depreciation charge for these assets is calculated following the same criteria as that mentioned in b.8 above.

b.10.	Intangible Assets
Intangible assets have been valued at their restated acquisition cost (See Note 1 to these consolidated financial statements), minus the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.
Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses”.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (“AR$”) and U.S. dollars (“US$” or “Dollars”))

NOTE 2:	Continued

Effective March 2003, the B.C.R.A. established that the difference between the amount paid for compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits within the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, and the amount resulting from converting deposits at the AR$1.40 per US$1.00 exchange rate adjusted by the C.E.R., and interest accrued up to the payment date, must also be recorded under this item. B.C.R.A. also established that the amortization thereof must take place in a maximum of 60 equal, monthly and consecutive installments, effective April 2003.

As of December 31, 2010, this item was fully amortized; thus, total accumulated amortization amounts to AR$859,638. As of December 31, 2009, Banco recorded assets of AR$259,053, since accumulated amortization as of such date amounted to AR$718,466.

Banco carried out the abovementioned amortization for the purpose of complying with the provisions set forth by the B.C.R.A. only. However, Banco has repeatedly reserved its right to make claims in view of the negative effect caused on its financial condition by the reimbursement of deposits originally in Dollars pursuant to court orders, which exceeded the amount established in the aforementioned regulation. On November 30, 2003, Banco formally requested of the executive branch of the Argentine government, with a copy of such request to the Argentine Ministry of Economy and to the B.C.R.A., the payment of due compensation for the losses incurred because of the above-described "asymmetric pesification," and especially for the negative effect on its financial condition caused by related court resolutions.

b.11.	Transactions with Derivative Instruments
Derivative instruments have been recorded as stated in Note 18 to these consolidated financial statements.

b.12.	Allowances for Loan Losses and Provisions for Contingent Commitments
These allowances have been established based on the estimated default risk of the Banco credit portfolio, which results from an evaluation of debtors’ compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in accordance with the B.C.R.A. regulations.

b.13.	Income Tax
The income tax charge reported by Banco has been determined in accordance with the B.C.R.A. regulations, which do not consider the application of the deferred tax method. As of December 31, 2010, Banco recorded no income tax charge because, as of that date, it estimated that it had incurred in an accumulated tax loss.

In this sense, Banco has recorded the amounts corresponding to payments resulting from legal actions filed by depositors (amparos) under the Tax Loss item. Therefore, Banco has observed the final decision ordered by the Argentine Supreme Court of Justice in the “amparos” case in 2007 (Kujarchuk case) through the formal filing procedures.

Furthermore, and as a consequence of Banco determining that it suffered an accumulated tax loss in such tax as of December 31, 2009, the obligation to record a minimum presumed income tax has arisen. However, Banco has registered no charge to income on the account of minimum presumed income tax as it is described below.

b.14.	Minimum Presumed Income Tax
Pursuant to Section 13 of the Law No. 25063, as amended by Law No. 25360, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The recognition of this right stems from a company’s ability to generate future taxable income sufficient for offsetting purposes, in accordance with projections prepared pursuant to B.C.R.A. regulations.

Banco, as of December 31, 2010 and December 31, 2009, has assets in the amount of AR$389,613 and AR$323,966, respectively.

In addition to the statement made in the preceding paragraphs, as of December 31, 2010, companies controlled by Banco record an asset of AR$5,882 for the minimum presumed income tax, while as of December 31, 2009, this amount was AR$3,033.

b.15.	Severance Payments

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (“AR$”) and U.S. dollars (“US$” or “Dollars”))

NOTE 2:	Continued

Banco directly charges severance payments to expenses.

The amounts that Banco may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities—Provisions for Severance Payments”.

b.16.	Liabilities – Other Provisions
As of December 31, 2010 and December 31, 2009, Banco has set up provisions for labor, legal, fiscal commitments and other miscellaneous risks.

b.17.	Accounting Estimates
The preparation of financial statements at a given date requires Banco’s management to make estimates and assessments regarding the determination of the amount of assets and liabilities; contingent assets and liabilities, as well as the income and expenses recorded for the fiscal year. Therefore, Banco’s management makes estimates in order to calculate, at any given moment, for example, the recoverable value of assets, the allowances for loan losses and provisions for other contingencies, the depreciation charges and the income tax charge. Future actual results may differ from estimates and assessments made at the date that these consolidated financial statements were prepared.

c.	Differences between the B.C.R.A.’s Regulations and Argentine GAAP in the Autonomous City of Buenos Aires
The C.P.C.E.C.A.B.A. passed Resolutions C.D. No. 93/05 and 42/06, which adopt Technical Pronouncements 6 to 23 issued by the F.A.C.P.C.E. as the Argentine GAAP; such resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of accounting and auditing standards 1 to 4. On December 29, 2005 and December 14, 2006, the C.N.V. approved such resolutions with certain amendments.

As of the date that these consolidated financial statements were prepared, the B.C.R.A. has not yet adopted these regulations. For this reason, Banco has prepared its financial statements without considering certain valuation and disclosure criteria included in the Argentine GAAP in effect in the Autonomous City of Buenos Aires.

The main differences between the B.C.R.A. regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

c.1.	Accounting for Income Tax according to the Deferred Tax Method
Banco determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to the Argentine GAAP in effect in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criteria based on projections prepared by Banco would determine deferred tax assets as of December 31, 2010, in the amount of AR$244,912, and as of December 31, 2009, in the amount of AR$256,617.

c.2.	Valuation of Assets with the Non-Financial Public and Private Sectors
c.2.1.	Government Securities
B.C.R.A. regulations set forth specific valuation criteria for government securities recorded in special investment accounts and holdings of unlisted securities, which are described in item b.2.1.

Pursuant to the Argentine GAAP in effect in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value.

c.2.2.	Financial Reporting of Effects Generated by Court Decisions on Deposits
As disclosed in Note 2.b.10 to these consolidated financial statements, as of December 31, 2009, Banco recorded an asset of AR$259,053 under “Intangible Assets—Organization and Development Expenses”, for the residual value of the differences resulting from compliance with court resolutions on reimbursement of deposits within the framework of Law No. 25561, Decree No. 214/02 and complementary regulations. Argentine GAAP would admit the registration of such asset and of the corresponding allowance, based on the best estimate of the recoverable amounts.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (“AR$”) and U.S. dollars (“US$” or “Dollars”))

NOTE 2:	Continued

c.2.3.	Allowances for Receivables from the Non-Financial Public Sector
Current regulations issued by the B.C.R.A. on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

c.3.	Conversion of Financial Statements
The conversion into Pesos of the consolidated financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco’s financial statements, made in accordance with the B.C.R.A. regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:
a) the measurements stated in period-end foreign currency (current values, recoverable values) in the consolidated financial statements that are to be converted into Pesos be converted at the exchange rate at the date of such financial statements; and
b) the measurements that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) in the consolidated financial statements that are to be converted into Pesos be converted at the relevant historical exchange rates, restated at fiscal year-end currency, when applicable due to the application of Technical Pronouncement No.17. Exchange-rate differences arising from conversion of the consolidated financial statements must be treated as financial income or losses, as the case may be.

The application of this criterion that replaces what has been stated in Note 2.b.7 “Interest in Other Foreign Companies” does not have a significant impact on Banco’s consolidated financial statements.

c.4.	Restructured Loans and Liabilities
Pursuant to the regulations issued by the B.C.R.A., Banco recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

c.5.	Equity Investments – Negative Goodwill
In accordance with Note 24 to these consolidated financial statements, as of December 31, 2010, Banco and Tarjetas Regionales S. A. have recorded a negative goodwill (net of the accumulated amortizations) for AR$446,054 and AR$19,580, respectively, thus regularizing the equity investments. This negative goodwill stems from the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the time of the purchase.

Pursuant to the B.C.R.A. regulations, the negative goodwill has to be charged to income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expenses estimations or estimated future losses should be recognized as a gain at the time of the purchase.

d.	Adoption of the International Financial Reporting Standards by the C.N.V.
In addition to the specifications set forth in Note 17 to these consolidated financial statements, the international financial reporting standards adopted by the C.N.V. are not applicable to Banco, Galicia Seguros S.A. and Galicia Retiro S.A. This is due to the fact that the C.N.V. holds the position to accept accounting criteria set forth by other regulatory or control bodies, such as those established by the B.C.R.A. for the companies included in the Financial Institutions Law and those established by the Superintendencia for insurance companies.

Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A., institutions which are both included in the public offering system because of their outstanding negotiable obligations pursuant to Law No. 17811, have approved their respective implementation plans according to the provisions set forth in C.N.V. General Resolution No. 562. Thus, Tarjetas Regionales S.A.’s board of directors approved a plan to voluntarily implement such regulations, which is being carried out in coordination with the above-mentioned subsidiaries.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (“AR$”) and U.S. dollars (“US$” or “Dollars”))

NOTE 2:	Continued

As of the date of these consolidated financial statements, these companies are assessing some of the effects the adoption of these accounting standards will have, which mainly include: the valuation of receivables from sales, allowances for loan losses and the recording of income, as well as specific requirements for these companies’ presentation of financial information.

This resolution is not mandatory for the rest of the companies controlled by the Company. However, these companies’ boards of directors have decided to introduce the described change in regulations as from January 1, 2012, for consolidation purposes with the Company’s financial statements.

NOTE 3:	BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding the Company’s controlled companies is presented in Note 10 and Schedule C to these consolidated financial statements.

The Company directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco, holds the remaining 12.50% of the capital stock and voting rights of those companies. Furthermore, the Company directly holds 90.00% of the capital stock and voting rights of GV Mandataria de Valores S.A.; while its controlled company Galval Agente de Valores S.A. holds the remaining 10.00% of the capital stock and voting rights of such company.

Sudamericana Holding S.A’s results have been adapted to cover a twelve-month period as of September 30, 2010, for consolidation purposes. This Company’s financial statements, in turn, have been consolidated on a line-by-line basis with the consolidated financial statements of Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Sudamericana Asesores de Seguros S.A.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 3:	Continued

Banco’s consolidated financial statements include the assets, liabilities, and results of the controlled companies, either directly and indirectly, detailed below:

As of December 31, 2010
Issuing company	Shares		Percentage held in
	Class	Number	Total capital	Possible votes
Banco Galicia Uruguay S.A. (in liquidation) (*)	Ordinary shares	666,278	100.0000	100.0000
Tarjetas Regionales S.A. (**)	Ordinary shares	207,586,358	100.0000	100.0000
Galicia Valores S.A. Sociedad de Bolsa	Ordinary shares	999,996	99.9900	99.9900
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary shares	20,000	100.0000	100.0000
Tarjetas Cuyanas S.A.	Ordinary shares	1,939,970	60.0000	60.0000
Tarjeta Naranja S.A.	Ordinary shares	1,920	80.0000	80.0000
Tarjetas del Mar S.A.	Ordinary shares	2,424,208	99.9990	99.9990
Cobranzas Regionales S.A.	Ordinary shares	7,754	77.5400	77.5400
Tarjeta Naranja Dominicana S.A.	Ordinary shares	1,072,360	40.0000	40.0000
Galicia (Cayman) Limited (***)	Ordinary shares	46,413,383	100.0000	100.0000
Compañía Financiera Argentina S.A.	Ordinary shares	557,562,500	100.0000	100.0000
Cobranzas y Servicios S.A.	Ordinary shares	475,728	100.0000	100.0000
Procesadora Regional S.A. (former Universal Processing Center S.A.)	Ordinary shares	1,526,712	100.0000	100.0000
(*) Shares stated at face value of 1,000 Uruguayan Pesos.
(**) Ordinary shares A and B.
(***) On June 17, 2010, Galicia (Cayman) resolved, at its limited’s extraordinary shareholders’ meeting, to absorb the accumulated losses in the capital stock for US$15,423 and to redeem shares for US$6,700. Once these transactions were carried out, this company’s capital stock amounted to US$46,413.

As of December 31, 2009
Issuing company	Shares		Percentage held in
	Class	Number	Total capital	Possible votes
Banco Galicia Uruguay S.A. (in liquidation) (*)	Ordinary shares	791,353	100.0000	100.0000
Tarjetas Regionales S.A. (**)	Ordinary shares	207,586,358	100.0000	100.0000
Galicia Factoring y Leasing S.A. (in liquidation)	Ordinary shares	1,889,700	99.9800	99.9800
Galicia Valores S.A. Sociedad de Bolsa	Ordinary shares	999,996	99.9900	99.9900
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary shares	20,000	100.0000	100.0000
Tarjetas Cuyanas S.A.	Ordinary shares	1,939,970	60.0000	60.0000
Tarjeta Naranja S.A.	Ordinary shares	1,920	80.0000	80.0000
Tarjetas del Mar S.A.	Ordinary shares	2,424,208	99.9990	99.9990
Cobranzas Regionales S.A.	Ordinary shares	7,754	77.5400	77.5400
Tarjeta Naranja Dominicana S.A.	Ordinary shares	1,072,360	39.9998	39.9998
Galicia (Cayman) Limited	Ordinary shares	68,535,621	100.0000	100.0000
(*) Shares stated at face value of 1,000 Uruguayan Pesos.
(**) Ordinary shares A and B.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 3:	Continued

As of December 31, 2010
Issuing company	Assets	Liabilities	Shareholders’ Equity	Net income
Banco Galicia Uruguay S.A. (in liquidation)	161,116	115,080	46,036	(4,572)
Tarjetas Regionales S.A.	878,354	3,083	875,271	274,516
Galicia Valores S.A. Sociedad de Bolsa	72,816	54,699	18,117	1,425
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	6,478	2,559	3,919	1,386
Tarjetas del Mar S.A.	127,288	106,196	21,092	(8,446)
Tarjeta Naranja S.A.	3,744,868	2,849,185	895,683	317,238
Tarjetas Cuyanas S.A.	883,210	721,823	161,387	47,834
Cobranzas Regionales S.A.	5,526	3,527	1,999	641
Tarjeta Naranja Dominicana S.A.	7,446	2,440	5,006	(4,364)
Galicia (Cayman) Limited	260,568	12	260,556	76,029
Compañía Financiera Argentina S.A.	1,727,760	959,036	768,724	89,837
Cobranzas y Servicios S.A.	21,974	3,405	18,569	717
Procesadora Regional S.A. (former Universal Processing Center S.A.)	5,364	4,354	1,010	(341)

As of December 31, 2009
Issuing company	Assets	Liabilities	Shareholders’ Equity	Net income
Banco Galicia Uruguay S.A. (in liquidation)	234,228	178,044	56,184	(12,677)
Tarjetas Regionales S.A.	636,344	2,477	633,867	162,901
Galicia Factoring y Leasing S.A. (in liquidation)	6,075	331	5,744	437
Galicia Valores S.A. Sociedad de Bolsa	63,962	47,270	16,692	1,179
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	4,358	1,825	2,533	333
Tarjetas del Mar S.A.	62,617	41,080	21,537	(2,706)
Tarjeta Naranja S.A.	2,703,865	2,098,762	605,103	186,901
Tarjetas Cuyanas S.A.	512,468	391,601	120,867	28,768
Cobranzas Regionales S.A.	3,125	1,768	1,357	(38)
Tarjeta Naranja Dominicana S.A.	6,919	1,672	5,247	(16,003)
Galicia (Cayman) Limited	201,656	-	201,656	23,439

The controlled companies’ financial statements were adapted to the valuation and disclosure standards set by the B.C.R.A. and cover the same period as that of Banco’s financial statements.

Due to the acquisition of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., as of June 30, 2010, Banco and Tarjetas Regionales S.A. recorded a negative goodwill for AR$495,616 and AR$21,756, respectively (see Note 24 to these consolidated financial statements). Pursuant to current regulations, this negative goodwill is recorded in the consolidated balance sheet under the “Liabilities—Provisions” item. Pursuant to the B.C.R.A. regulations, the negative goodwill is charged to income on a straight-line basis during 60 months. As of December 31, 2010, values recorded, net of amortizations, amounted to AR$446,054 for Banco and AR$19,580 for Tarjetas Regionales S.A.

Balances from the income statement with regard to Compañía Financiera Argentina S.A., Cobranzas y Servicios S.A. and Procesadora Regional S.A. (formerly known as Universal Processing Center S.A., but still pending registration with the Argentine Corporation Control Authority) are recorded as from July 1, 2010, based on their inclusion date. With regard to the statement of cash flows and cash equivalents, these funds, as of June 30, 2010 have been recognized as cash flows from investment activities in a specific line. However, net cash flows of the above-mentioned companies are consolidated on a line-by-line basis, based on their inclusion date.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 3:	Continued

Tarjetas Regionales S.A.’s financial statements as of December 31, 2010, a company in which Banco holds a 68.218548% ownership interest and Galicia (Cayman) Limited holds the remaining 31.781452% interest, which were used for consolidation purposes, have in turn consolidated on a line-by-line basis with the consolidated financial statements of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest. Percentages of direct controlling interest are as follows:

Issuing Company	12/31/10	12/31/09
Tarjetas Cuyanas S.A.	60.000%	60.000%
Tarjetas del Mar S.A.	99.999%	99.999%
Tarjeta Naranja S.A.	80.000%	80.000%

Tarjeta Naranja S.A.’s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., a company in which Tarjeta Naranja S.A. holds 87.7% of the voting stock and with the financial statements of Tarjeta Naranja Dominicana S.A., a company in which Tarjeta Naranja S.A., as of December 31, 2010 and December 31, 2009, held 50% and 49.9998% of the voting stock, respectively.

Taking into account the evolution of Tarjeta Naranja Dominicana S.A.´s results, Tarjeta Naranja S.A. has provisioned its 100% interest in such company. Such provision is recorded in these consolidated financial statements under “Liabilities—Provisions”. Tarjeta Naranja Dominicana S.A.’s shareholders have agreed on a business plan aimed at achieving a break-even point.

Furthermore, Tarjetas Cuyanas S.A. holds a 12.30% interest in Cobranzas Regionales S.A.’s capital stock and voting rights.

It was decided at Galicia Factoring y Leasing S.A.’s (in liquidation) shareholders’ meeting on April 7, 2010 to dissolve and later liquidate the company. In this regard, Banco will conduct the international factoring transactions, and consolidation of such company’s financial statements has been discontinued. On September 30, 2010, Banco received the final distribution of profits carried out by the Company’s liquidation commission. This distribution was approved at the shareholders´ meeting held on November 18, 2010.

NOTE 4:	MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies’ shareholders’ equity owned by third parties has been disclosed in the balance sheet, under the "Minority Interest in Consolidated Entities or Companies" item. The result of minority interest is disclosed in the income statement under "Minority Interest Results”.

The minority interest percentages as of December 31, 2010 and December 31, 2009 were the following:

Issuing Company	12/31/10	12/31/09
Banco	5.15926%	5.29495%
Net Investment S.A.	0.64491%	0.66187%
Sudamericana Holding S.A.	0.64489%	0.66185%
Galicia Warrants S.A.	0.64491%	0.66187%
Galicia Retiro Cía. de Seguros S.A. (*)	0.64496%	0.66192%
Galicia Seguros S.A. (*)	0.64511%	0.66207%
Sudamericana Asesores de Seguros S.A. (*)	0.65046%	0.66742%
(*) Minority interest determined based on these consolidated financial statements as of September 30, 2010 and September 30, 2009.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 4:	Continued

The minority interest percentages held by Banco are listed below:

Issuing Company	12/31/10	12/31/09
Galicia Valores S.A. Sociedad de Bolsa	0.0100%	0.0100%
Galicia Factoring y Leasing S.A. (in liquidation)	-	0.0200%
Tarjetas Cuyanas S.A.	40.0000%	40.0000%
Tarjeta Naranja S.A.	20.0000%	20.0000%
Tarjetas del Mar S.A.	0.0010%	0.0010%
Cobranzas Regionales S.A.	22.4600%	22.4600%
Tarjeta Naranja Dominicana S.A.	60.0000%	60.0002%

NOTE 5:	RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the B.C.R.A. regulations, Banco must maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the checking accounts opened at the B.C.R.A.

As of December 31, 2010, the balances registered as computable items are as follows:

Item	AR$	US$	Euros (*)
Cash held in Banco’s subsidiaries	606,900	63,650	8,730
Cash held in valuables transportation companies and in transit	349,155	31,847	4,700
Special escrow accounts at the B.C.R.A.	1,798,609	624,904	-
Total computable items to meet minimum cash requirements	2,754,664	720,401	13,430
(*) Figures stated in thousands of Dollars.

I)	As of December 31, 2010, Banco’s ability to dispose of the following assets was restricted as mentioned below:

a.	Funds and Government Securities

- For repo transactions	153,495
- For transactions carried out at the Rosario Futures Exchange (Rofex) and at the Mercado Abierto Electrónico (MAE)	118,358
- For debit / credit cards transactions	107,019
- For attachments	1,795
- For other transactions	1,253

b.	Special Escrow Accounts
Special escrow accounts have been opened at the B.C.R.A. as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of December 31, 2010 amounted to AR$376,544.

c.	Deposits in favor of the B.C.R.A.
- Unavailable deposits related to foreign exchange transactions	533
- Securities held in custody to act as register agent of book-entry mortgage securities	1,869

d.	Equity Investments
The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the Argentine federal or provincial or authorities, as applicable, under the terms of the concession contracts signed:

- Electrigal S.A.: 1,222,406 ordinary registered non-endorsable non-transferable shares.
- Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 5:	Continued

Banco, as a shareholder of Aguas Cordobesas S.A., and in proportion to its 10.833% interest, is jointly responsible before the Argentine government for the contractual obligations arising from the concession contract during the entire term thereof.

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by Banco.

e.	Guarantees Granted for Direct Obligations
As of December 31, 2010, Banco recorded AR$266,970 as collateral for credit lines granted by the International Finance Corporation (“I.F.C.”), and the related transactions have been allocated to the resources provided by the I.F.C.

As collateral for the requested funds, Banco used Argentine government bonds due 2015 (in Pesos) with a face value of 85,000 (equal to AR$85,147) issued through the B.C.R.A., to the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial. As of December 31, 2010, the balance of secured loans was AR$55,075.

Furthermore, as of December 31, 2010, Banco used Argentine government bonds due 2015 (in Pesos) with a face value of 6,700 (equal to AR$6,712) as collateral for the loans granted under its negotiable obligations program to the province of San Juan in the amount of AR$2,635.

f.	Deposit Certificates related to the Entry of Funds from Abroad
Banco made a special deposit with Banco Patagonia S.A. regarding the entry of funds from abroad pursuant to the provisions set forth by Decree 616/05 in the amount of US$107 (AR$425). This deposit’s due date expired on February 3, 2011.

As of December 31, 2009, the total amount of restricted assets related to the aforementioned items was AR$1,241,813.

II)	As of December 31, 2010, the ability of Banco to dispose of the assets of its subsidiaries was restricted as follows:

a.	Galicia Valores S.A. Sociedad de Bolsa:
As of December 31, 2010 and December 31, 2009, this company held three shares of Mercado de Valores de Buenos Aires S.A., which secure insurance in the amount of AR$6,450.

b.	Tarjetas Cuyanas S.A.:
As of December 31, 2010 and December 31, 2009, this company’s ability to dispose of time deposits in the amount of AR$764 and AR$650 was restricted because these amounts were earmarked as guarantees for two collection agreements signed with the Province of Córdoba Revenue Board (Dirección General de Rentas de la Provincia de Mendoza) and Telefónica de Argentina.

Furthermore, Tarjetas Cuyanas S. A. has entered into a syndicated loan agreement with certain financial institutions, which is guaranteed by the Company, with a pledge through the assignment of part of the performing loan portfolio, to the extent that the aggregate amount of principal and non-accrued interest is not lower than 1.15 times the balance principal amount of the syndicated loan.

c.	Tarjeta Naranja S.A.:
Attachments in connection with lawsuits have been levied on current account deposits in the amount of AR$450. Furthermore, Tarjeta Naranja S.A. has paid AR$350 in guarantees related to certain tax issues. These amounts will not be available until such issues are resolved.

Furthermore, Tarjeta Naranja S.A. has guaranteed several loans from financial institutions through funds registered in escrow accounts. Such collateral will be unavailable until the full repayment of the above-mentioned loans, which non-amortized principal, as of December 31, 2010, amounted to AR$168,900.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 5:	Continued

Moreover, pursuant to the agreements entered into with financial institutions, and as collateral for the loans received and the issuance of negotiable obligations, Tarjeta Naranja S.A. has agreed not to dispose of or lease any assets or levy any tax on such assets, for an amount higher than 25% of Tarjeta Naranja S.A.’s assets in some cases, and 15% of its shareholders’ equity. The above-mentioned restrictions must not be applied for transactions carried out during the ordinary course of Tarjeta Naranja S.A.´s business.

d.	Banco Galicia Uruguay S.A. (in Liquidation):
As of the fiscal year-end 2009, Banco Galicia Uruguay S.A. (in liquidation) recorded a pledge over all of its credits in order to comply with the debt restructuring plan entered into with its creditors.

As is mentioned in Note 16 to these consolidated financial statements, Banco Galicia Uruguay S.A. (in liquidation) repaid in advance the remaining balance of the debt restructuring plan and, consequently, Uruguayan courts authorized the release on such restriction, which was registered with the Argentine Registry of Property, Pledges Division on April 20, 2010.

e.	Compañía Financiera Argentina S.A.
As a consequence of certain lawsuits and claims related to the ordinary course of business, as of December 31, 2010, Compañía Financiera Argentina S.A. had attachments levied on some of its banking accounts in the amount of AR$468 recorded under “Miscellaneous Receivables”. This amount has been fully provisioned.

III)	As of December 31, 2010, the ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below:

a. On December 20, 2005, in compliance with the regulations issued by the Securities and Exchange Commission of Uruguay, Galval Agente de Valores S.A. made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank. Such deposit has been pledged in favor of such bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

b. On December 16, 2010 this company made a deposit with Credit Uruguay Banco as credit-card collateral in an amount of US$5.

NOTE 6:	GOVERNMENT AND CORPORATE SECURITIES

Government and corporate securities listed below were classified pursuant to the B.C.R.A. regulations.

As of December 31, 2010 and December 31, 2009, holdings of government and corporate securities were as follows:

	12/31/10	12/31/09
Government Securities
Listed
Recorded at market value
Trading securities
- Government bonds	56,100	104,542
- Repo transactions with the B.C.R.A.	-	152,650
- Others	12,131	9,644
Total trading securities	68,231	266,836
Recorded at cost after amortization
In investment accounts and special investment accounts
- Government bonds	133,756	-
- Securities issued by the B.C.R.A.	-	43,350
Total securities in investment accounts and special investment accounts	133,756	43,350
Securities issued by the B.C.R.A.
- From repo transactions	180,232	-
- Listed Securities	363,050	651,050
- Unlisted Securities	1,522,441	964,028
Total securities issued by the B.C.R.A.	2,065,723	1,615,078

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 6:	Continued

	12/31/10	12/31/09
Unlisted
Government bonds	-	1,981,972
Total unlisted securities	-	1,981,972
Total government securities	2,267,710	3,907,236
Corporate Securities
- Negotiable obligations (listed)	4,484	5,613
- Shares	68	53
- Negotiable mutual funds from abroad (E.T.Fs.)	5,750	7,505
Total corporate securities	10,302	13,171
Total government and corporate securities	2,278,012	3,920,407

NOTE 7:	LOANS

The lending activities carried out by Banco are as follows:

a. Loans to the non-financial public sector: consist of loans primarily to the Argentine government and the provincial governments.
b. Loans to the financial sector: represent loans to banks and local financial institutions.
c. Loans to the non-financial private sector and residents abroad: include the following types of loans:
-	Advances: short-term obligations issued in favor of customers.
-	Promissory notes: endorsed promissory notes.
-	Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
-	Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
-	Credit card loans: loans granted to credit card holders.
-	Personal loans: loans to natural persons.
-	Others: primarily involves export pre-financing loans and short-term placements in banks abroad.

Pursuant to the B.C.R.A. regulations, Banco must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, Banco must disclose the type of collateral used to secure its loans to the non-financial private sector.

As of December 31, 2010 and December 31, 2009, the classification of the loan portfolio was as follows:

	12/31/10	12/31/09
Non-financial public sector	24,565	25,416
Financial sector	80,633	25,352
Non-financial private sector and residents abroad	22,287,056	14,233,579
- With preferred guarantees	1,257,111	1,142,199
- With other collateral	3,694,518	2,450,075
- With no collateral	17,335,427	10,641,305
Subtotal	22,392,254	14,284,347
Allowance for loan losses	(1,038,473)	(806,446)
Total	21,353,781	13,477,901

Such loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 8:	EQUITY INVESTMENTS

As of December 31, 2010 and December 31, 2009, the breakdown of “Equity Investments” was a follows:

	12/31/10	12/31/09
In financial institutions and supplementary and authorized activities
- Banco Latinoamericano de Exportaciones S.A.	1,971	1,882
- Banelco S.A.	9,569	8,681
- Mercado de Valores de Buenos Aires S.A.	8,138	8,143
- Visa Argentina S.A.	3,000	3,169
- Others	790	852
Total equity investments in financial institutions, supplementary and authorized activities	23,468	22,727
In non-financial institutions
- AEC S.A.	26,703	21,379
- Aguas Cordobesas S.A.	8,911	8,911
- Electrigal S.A.	5,455	5,455
- Others	1,574	1,383
Total equity investments in non-financial institutions	42,643	37,128
Allowances	(13,263)	(5,960)
Total equity investments	52,848	53,895

NOTE 9:	INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill per activity as of December 31, 2010 and December 31, 2009, respectively:

	12/31/10	12/31/09
In banks	19,903	26,346
Data processing	3,564	-
Total	23,467	26,346

NOTE 10:	TRUST AND SECURITY AGENT ACTIVITIES

a)	Trust Contracts for purposes of Guaranteeing Compliance with Obligations:
Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco, as fiduciary property, amounts to be applied in accordance with to following breakdown:

Date of Contract	Trustor	Balances of Trust Funds AR$	Maturity Date (1)
11/01/06	Peñaflor	1	12/31/11
4/10/07	Sullair	1	1/31/13
2/12/08	Sinteplast	2	1/28/13
12/21/09	Las Blondas	1	12/31/11
9/24/10	Grupo Gestión	2,031	9/30/12
	Total	2,036
(1) These amounts must be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 10:	Continued

b)	Financial Trust Contracts:
Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		AR$	US$
7/13/05	Rumbo Norte I	2,301	42	7/13/11 (2)
10/12/05	Hydro I	15,126	-	9/05/17 (1)
12/05/06	Faid 2011	52,223	-	2/28/12 (2)
12/06/06	Gas I	27,039	-	12/31/11 (2)
3/02/07	Agro Nitralco	534	-	12/31/11 (2)
9/05/07	Saturno VII	123	-	12/31/11 (2)
11/22/07	Radio Sapienza VI	51	-	6/30/11 (2)
5/06/08	Agro Nitralco II	15,165	-	12/31/11 (2)
5/14/09	Gas II	2,371,093	-	5/31/14 (2)
8/31/10	Sursem I	17,119	-	9/30/11 (2)
	Totals	2,500,774	42
(1) These amounts must be released monthly until redemption of debt securities.
(2) Estimated date, since maturity date must occur at the time of the distribution of all trust assets.

c)	Banco´s activities as Security Agent:
Under the terms and conditions of the issuance of its Class I negotiable obligations for a face value of US$25,000, Banco entered into an agreement with INVAP S.E. whereby Banco agreed to undertake the function of security agent.

Pursuant to the terms set forth in the above-mentioned agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of Banco (as representative of the holders of the secured obligations); Banco’s guarantee remains in effect until the redemption of Class I negotiable obligations for a face value of US$25,000.

Banco, in its capacity as security agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of December 31, 2010 amounted to US$34,774 and AR$97, while as of December 31, 2009, such balances amounted to US$39,378 and AR$3,538.

NOTE 11:	NEGOTIABLE OBLIGATIONS

Banco has the following negotiable obligations outstanding issued under the following global programs:

Authorized Amount (*)	Type of Negotiable Obligations	Term of Program	Date of approval at shareholders’ meeting	Approval by the C.N.V.
US$2,000,000	Simple negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured.	5 years	9/30/03; confirmed on 4/27/06	Resolution No. 14708 dated 12/29/03
US$342,500	Simple negotiable obligations, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	4/28/05; confirmed on 4/26/07	Resolution No. 15228 dated 11/04/05 and extended through Resolution No. 16454 dated 11/11/10
(*) Or its equivalent in other currencies.

Banco has the following negotiable obligations outstanding under its US$2,000,000 global program:

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 11:	Continued

Date of issuance	Currency	Residual face value US$ As of 12/31/10		Type	Term	Rate	Book value (*) AR$		Issuance authorized by the C.N.V.
							As of 12/31/10	As of 12/31/09
5/18/04	US$	300,806	(**)	Subordinated	(1)	(2)	1,257,955	1,141,924	12/29/03 and 4/27/04
(*) Includes principal and interest net of expenses.
(**) This amount includes US$82,595 of the capitalization of interest services due between July 1, 2004 and July 1, 2010, inclusively, on the account of the payment-in-kind interest (in the form of negotiable obligations due in 2019).
The net proceeds of the above-mentioned issuances of negotiable obligations were used to refinance the foreign debt in accordance with Section 36 of the Argentine Negotiable Obligations Law, the B.C.R.A. regulations, and other applicable regulations.
(1) These obligations must be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer’s option at any time, after all of its negotiable obligations due in 2014 have been fully repaid.
(2) Interest on the negotiable obligations due in 2019 must be payable in cash and in additional negotiable obligations due in 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable obligations due in 2019 must accrue interest payable in cash at an annual fixed rate of 6% as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the negotiable obligations due in 2019, unless they are previously redeemed. Interest payable in kind (in the form of negotiable obligations due in 2019) must accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and must be payable on January 1, 2014 and January 1, 2019, unless these negotiable obligations are previously redeemed.

In January 2010, the last installment of principal and interest corresponding to negotiable obligations due in 2010 was repaid, the cash value of which was AR$132,923 as of fiscal year-end 2009.

On November 5, 2010, the redemption of all of the negotiable obligations due in 2014 for a face value of US$102,312 was carried out. These negotiable obligations were purchased at par and, therefore, no financial results were recorded. Their cash value as of fiscal-year end 2009 was AR$762,404.

Banco’s board of directors approved the issuance of Class I negotiable obligations under its US$342,500 global program, dated May 13, 2010.

Furthermore, as of December 31, 2010, Banco held past due negotiable obligations, the holders of which have not tendered to the restructuring offer as follows:

Date of issuance	Currency	Residual face value US$ As of 12/31/10	Type	Term	Rate	Book value (*) AR$		Issuance authorized by the C.N.V.
						As of 12/31/10	As of 12/31/09
11/08/93	US$	1,673	Simple	10 years	9.00%	12,139	11,021	10/08/93
(*) This amount includes principal and interest.

In accordance with the provisions of the Argentine Negotiable Obligations Law and the B.C.R.A. regulations, the net proceeds of the negotiable obligations were applied to: the extension of loans to domestic companies in order to finance investments in physical assets in Argentina, working capital, the restructuring of liabilities, personal loans and mortgage loans in order to finance housing construction, acquisition of interests in domestic companies’ capital stock; and other uses permitted by current regulations.

In addition to Banco, its consolidated entities have the following negotiable obligations outstanding:

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 11:	Continued

a)	Tarjetas Regionales S.A.
As of the date of these consolidated financial statements, the companies controlled by Tarjetas Regionales S.A. have the following programs of issuances and series of negotiable obligations outstanding, created in order to finance its operations:

Tarjeta Naranja S.A.

Authorized amount	Type of Negotiable Obligations	Term of Program	Date of approval by Shareholders’ Meeting	Approval by the C.N.V.
US$350,000	Simple negotiable obligations, not convertible into shares	5 years	3/26/10	Resolution No. 15785 dated 11/16/07 and Resolution No. 16319 dated 4/27/10.

Tarjeta Naranja S.A. has the following negotiable obligations outstanding issued under its global program as of the close of each fiscal year:

Date of Placement	Currency	Class Number	Amount	Type	Term	Estimated maturity date	Rate	Book value (*)		Issuance authorized by the C.N.V.
								12/31/10	12/31/09
11/29/06	US$(1)	IV	US$100,000	Simple	60 months	11/29/11	Annual nominal fixed at 15.5%	76,975	153,950	11/08/06
08/31/09	US$(2)	Class IX Series 1	US$35,000	Simple	366 days	09/01/10	(**)	-	133,700	08/11/09
08/31/09	US$(2)	Class IX Series 2	US$15,000	Simple	730 days	08/31/11	Annual nominal fixed at 12.5% (***)	60,000	57,300	08/11/09
05/06/10	AR$	Class X	AR$49,535	Simple	270 days	01/31/11	Variable Badlar rate + 2.75%	49,535	-	04/26/10
09/10/10	AR$	Class XI	AR$42,154	Simple	270 days	06/07/11	Variable Badlar rate + 2.95%	42,154	-	08/23/10
09/10/10	US$	Class XII	US$36,819	Simple	365 days	09/10/11	(****)	147,274	-	08/23/10
(*)           Corresponds to principal amount outstanding as of the indicated dates.
(**)           Placement made at 92.54% of negotiable obligations´ face value.
(***)           Placement made at 104.42% of negotiable obligations´ face value.
(****)           Placement made at 93.90% of negotiable obligations´ face value.
(1) Tarjeta Naranja S.A. issued and placed Class IV negotiable obligations for a total amount of US$100,000, which, as specified by the terms and conditions of the new securities, was converted into AR$307,900 and must be payable in Pesos. The investors in such securities assume the exchange rate risk since amortization and interest services are calculated based on the principal amounts in Pesos converted into Dollars on each payment date.
(2) On August 31, 2009, Tarjeta Naranja S.A. issued and placed Class IX negotiable obligations for a total amount of US$50,000 (US$48,063 was obtained through such issuance, which, as specified by the terms and conditions of the securities, was converted into AR$184,9860).

Tarjetas Cuyanas S.A.

Authorized amount	Type of Negotiable Obligations	Term of Program	Date of approval by Shareholders’ Meeting	Approval by the C.N.V.
US$80,000	Simple negotiable obligations, not convertible into shares	5 years	03/22/07 confirmed on 04/09/07	Resolution No. 15627 dated 05/02/07
US$120,000	Simple negotiable obligations, not convertible into shares	5 years	03/30/10 confirmed on 04/06/10	Resolution No. 16328 dated 05/18/10

Tarjetas Cuyanas S.A. has the following negotiable obligations outstanding issued under these programs as of the close of each fiscal year:

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 11:	Continued

Date of Placement	Currency	Class Number	Amount	Type (**)	Term	Estimated maturity date	Rate	Book value (*)		Issuance authorized by the C.N.V.
								12/31/10	12/31/09
6/14/07	US$	XVIII	US$65,000 (1)	Simple	5 years	6/14/12	Annual nominal fixed at 12%	39,930	80,556	05/24/07 and 06/14/07
12/02/09	US$	XX	US$20,000	Simple	1 year	12/02/10	Annual nominal fixed at 6.12%	-	70,356	11/18/09
6/22/10	AR$	I	AR$30,000	Simple	270 days	3/18/11	Variable Badlar rate + 3%	29,669	-	06/10/10
12/14/10	AR$	II	AR$38,781	Simple	270 days	9/09/11	Annual nominal fixed at 9.95%	34,799	-	11/19/10
12/14/10	US$	III	AR$20,274	Simple	365 days	12/14/11	Annual nominal fixed at 6%	74,882	-	11/19/10
(*) Corresponds to principal and interest outstanding as of the indicated dates.
(**) Not convertible into shares.
(1) Tarjetas Cuyanas S.A. issued and placed Series XVIII negotiable obligations for a total amount of US$65,000, which as specified by the terms and conditions of the securities, was converted into AR$200,064. Investors in such securities assume the exchange rate risk since amortization and interest services are calculated based on the principal amounts in Pesos converted into Dollars on each payment date.

NOTE 12:	MINIMUM CAPITAL REQUIREMENTS

The Company is not subject to the minimum capital requirements established by the B.C.R.A.

Furthermore, the Company meets the minimum capital requirements established by the Argentine Corporations Law, which amount to AR$12.

Pursuant to the B.C.R.A. regulations, Banco is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment and miscellaneous and intangible assets.

As required by the B.C.R.A. regulations, as of December 31, 2010 and December 31, 2009, minimum capital requirements were as follows:

Date	Capital required	Computable capital	Computable capital as a % of the capital requirement
12/31/10	2,007,081	3,593,930	179.06
12/31/09	1,611,504	2,789,198	173.08

NOTE 13:	CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the Argentine Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisioned in the Argentine Financial Institutions Law.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 13:	Continued

The executive branch of the Argentine government, through Decree No. 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to AR$30, denominated either in Pesos and/or foreign currency.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco, either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the B.C.R.A. based on a daily survey conducted by it. Those deposits whose ownership has been acquired through endorsement, and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the creation of the deposit insurance fund, which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the B.C.R.A. and the financial institutions, in the proportion determined for each one by the B.C.R.A., based on the contributions made to the fund.

Effective January 1, 2005, the B.C.R.A. set this contribution at 0.015% per month.

Effective January 2011, the B.C.R.A. decided to increase the limit of deposit insurance up to AR$120.

NOTE 14:	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco, the B.C.R.A. regulations require that 20% of the profits shown in the income statement at fiscal year-end, plus (or minus) the adjustments made in previous fiscal years and, minus, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the legal reserve fund to capital stock. In the event such reserve is reduced by any reason, no profits can be distributed until such fund is completely replenished.

The B.C.R.A. set rules for the conditions under which financial institutions can make distributions of profits. According to the new scheme, profits can be distributed as long as results are positive after deducting not only the reserves that may be legally and statutory required, but also the following items from retained earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the B.C.R.A. not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits, and any adjustments required by the external auditors or the B.C.R.A. not yet recognized.

Moreover, in order for a financial institution to be able to distribute profits, such institution must comply with the capital adequacy rule, i.e., with the calculation of minimum capital requirements and the regulatory capital.

This must be done by deducting from its assets and retained earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (“R.P.C.”) pursuant to Communiqué "A" 4576.

Moreover, in such calculation, a financial institution must not be able to compute the temporary reductions that affect minimum capital requirements, R.P.C. or its capital adequacy.

In addition to the above, the B.C.R.A. must not accept distribution of profits as long as R.P.C. is lower than minimum capital requirements increased by 30%.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 14:	Continued

Distribution of profits requires the prior authorization of the B.C.R.A.’s Superintendencia, which entity will verify that the aforementioned requirements have been fulfilled.

It was decided at Tarjeta Naranja S.A.’s ordinary and extraordinary shareholders’ meeting on March 16, 2006 that the maximum limit for the distribution of dividends would be 25% of the realized and liquid profits of each fiscal year. This restriction will remain in effect as long as Tarjeta Naranja S.A.’s shareholders’ equity is below AR$300,000.

Pursuant to the pricing supplements related to Tarjeta Naranja S.A.’s Class IV and IX negotiable obligations, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that exceed 50% of the its net income.

NOTE 15:	C.N.V.

Resolution No. 368/01
As of December 31, 2010, Banco’ shareholders’ equity exceeded that which is required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. in order to act as an over-the-counter broker.

Furthermore, in compliance with Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA RENTA PLUS," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS (Liquidado)," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," “FIMA PREMIUM” and “FIMA OBLIGACIONES NEGOCIABLES,” as of December 31, 2010, Banco holds a total of 851,406,095 units under custody with a market value of AR$1,417,001, which is included in the "Depositors of Securities held in Custody" account. As of fiscal year-end 2009, the securities held in custody totaled 772,152,388 units, and their market value amounted to AR$1,097,845.

NOTE 16:	SITUATION OF BANCO GALICIA URUGUAY S.A. (IN LIQUIDATION)

During fiscal year 2009, Banco Galicia Uruguay S.A. (in liquidation) wholly repaid in advance the debt restructuring plan entered into with its creditors. Having fulfilled its obligations, its shareholders have resolved, at its shareholders’ meeting held on June 30, 2010, to voluntarily dissolve and liquidate the company.

Furthermore, taking into consideration the financial condition of Banco Galicia Uruguay S.A. (in liquidation), its shareholders decided to reduce the company’s R.P.C. to a value equal to US$2,069 through the voluntary redemption of shares, which was carried out on October 28, 2010.

Pursuant to current regulations, the corporate name is, as from October 28, 2010, Banco Galicia Uruguay S.A. (in liquidation).

At fiscal year-end, the shareholders’ equity of Banco Galicia Uruguay S.A. (in liquidation) amounted to AR$46,036.

NOTE 17:	SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco as trustor outstanding at fiscal year-end:

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 17:	Continued

Name	Creation Date	Estimated maturity date	Trustee	Trust assets	Portfolio transferred	Book value of securities held in own portfolio
						12/31/10	12/31/09
Galtrust I	10/13/00	10/10/15	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$ 490,224 (*)	521,862 (**)	584,111
Galicia	04/16/02	05/06/32	Bapro Mandatos y Negocios S.A.	Argentine government Bonds in Pesos at 2% due 2014 (2)	AR$108,000	96,364	79,990
Créditos Inmobiliarios Galicia II	10/12/05	12/15/25	Deustche Bank S.A.	Mortgage loans	AR$150,000	721	56,172
Galicia Personales VI	09/28/07	06/15/12	Deustche Bank S.A.	Personal loans	AR$108,081	-	17,175
Galicia Personales VII	02/21/08	11/15/12	Deustche Bank S.A.	Personal loans	AR$150,000	1,652	35,216
Galicia Personales VIII	07/04/08	04/15/13	Deustche Bank S.A.	Personal loans	AR$187,500	-	55,518
(*) The remaining US$9,776 was transferred in cash.
(**) Net of the allowance for impairment of value (Note 2.b.4)
(1) In exchange for loans to the provincial governments.
(2) In exchange for secured loans.

b) As of December 31, 2010 and December 31, 2009, Banco records financial trusts in own portfolio:

- Received as loan repayment in the amounts of AR$20,752 and AR$58,662, respectively.
- Acquired as investments in the amounts of AR$140,084 and AR$52,232, respectively.

As of December 31, 2010, Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. did not hold participation certificates in financial trusts or debt securities, while at the fiscal year ended 2009, Tarjeta Naranja S.A.’s holding of participation certificates and debt securities totaled AR$91,475 and AR$31,007, respectively. In turn, Tarjetas Cuyanas S.A.’s holding of participation certificates amounted to AR$21,637.

NOTE 18:	DERIVATIVE INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET
MAE and Rosario Futures Exchange (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, one of which is Banco. Settlement is carried on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

As of December 31, 2010, forward purchase and sale transactions totaled AR$3,341,808 and AR$2,393,976, respectively, while as of December 31, 2009, they totaled AR$2,441,126 and AR$2,116,549, respectively.

Such transactions are recorded as memorandum accounts for the notional value traded. In the event accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 18:	Continued

Otherwise, transactions have been conducted directly with customers pursuant to the above-mentioned conditions, with the balances settled at the expiration date of the contract. As of December 31, 2010, forward purchase and sale transactions totaled AR$23,598 and AR$420,971, respectively, while as of December 31, 2009, sale transactions totaled AR$354,958.

PURCHASE-SALE OF INTEREST RATE FUTURES
Banco trades these products within the trading environment created by the MAE. The underlying asset is the Badlar rate for time deposits of 30 to 35 days and of more than one million Pesos of private banks. Settlement is carried out on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value, with the difference in price charged as income. As of December 31, 2010, total purchase and sale transactions amounted to AR$1,140,100 and AR$780,100, respectively, while as of December 31, 2009, they totaled AR$433,000 and AR$108,500, respectively. Such transactions are recorded as memorandum accounts for the notional value traded.

In the event balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

INTEREST RATE SWAPS
These transactions are conducted within the environment created by the MAE, and the settlement thereof is carried out on a monthly basis in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for time deposits of 30 to 35 days of private banks) and the cash flows calculated using a fixed rate, or vice versa, on the notional value traded, with the difference in price charged as income.

As of December 31, 2010, total such transactions amounted to AR$138,000, while as of December 31, 2009, they amounted to AR$45,500, and are recorded as memorandum accounts for the notional value traded.

In the event accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

Moreover, transactions have been conducted with customers, which, as of December 31, 2010, amount to AR$40,000.

As of December 31, 2010, the estimated market value of such instruments amounted to approximately AR$67 (assets), while as of December 31, 2009, such instruments amounted to AR$27 (assets).

CALL OPTIONS WRITTEN
At the end of fiscal year 2009, Banco had a call option on the Class “A” participation certificate issued by the Godoy Cruz Financial Trust, with a strike price of AR$8,100 plus interest and a maturity date of June 30, 2010. This option was not exercised by the holder during the above-mentioned period.

PUT OPTIONS WRITTEN
As established by Section 4, subsection a), and Section 6 of Decree No 1836/02 and regulations of the B.C.R.A., Banco granted the holders of rescheduled deposit certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Such options, as of December 31, 2010 and December 31, 2009, were valued at the strike price.

The strike price will be equal to that resulting from converting the face value of each coupon in Dollars into Pesos at a rate of AR$1.40 per US$1.00, adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that which corresponds to the due date of the coupon. That value must in no case exceed the principal and interest amounts in Pesos resulting from applying to the face value of the coupon in Dollars the buying exchange rate quoted by Banco de la Nación Argentina on the payment date of that coupon.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 18:	Continued

These options have been recorded under “Memorandum Accounts—Credit-Derivatives—Notional Value of Put Options Written” in the amount of AR$98,743 as of December 31, 2010, and AR$121,815 as of December 31, 2009, respectively.

OPTIONS FOR REVERSE REPURCHASE AGREEMENT TRANSACTIONS WITH THE B.C.R.A. AT PRE-FIXED RATE
As of the fiscal year-end 2009, Banco purchased options to have access to reverse-repos with the B.C.R.A. in the amount of AR$90,000, at a previously established rate, in bids carried out by the B.C.R.A., pursuant to the terms of Communiqué “A” 4943 and supplementary regulations.

Banco’s Risk Management Committee ensures that risks associated with such instruments are controlled per the guidelines established by its board of directors. Derivative instruments are entered into by Banco as a means to hedge its risk exposures and/or use as a financial product to develop investment and trading strategies. In both cases, the use of these instruments by Banco is performed within the guidelines of internal policies established by Banco.

NOTE 19:	CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

Set forth below is the breakdown of the most significant assets and liabilities of the Company, presented in comparative format with fiscal year 2009, in order to disclose the changes in those assets and liabilities during fiscal year 2010:

	12/31/10	12/31/09
ASSETS
LOANS	21,353,781	13,477,901
- To the non-financial public sector	24,565	25,416
- To the financial sector	80,633	25,352
- Interbank loans (call money loans granted)	32,500	25,300
- Other loans to local financial institutions	47,968	24
- Accrued interest, adjustments and quotation differences receivable	165	28
- To the non-financial private sector and residents abroad	22,287,056	14,233,579
- Advances	977,890	630,068
- Promissory notes	4,534,326	3,205,433
- Mortgage loans	950,237	964,291
- Pledge loans	119,175	64,819
- Personal loans	4,093,559	1,724,413
- Credit-card loans	9,120,092	5,691,335
- Others	2,297,507	1,828,591
- Accrued interest, adjustments and quotation differences receivable	277,070	178,837
- Documented interest	(81,804)	(54,185)
- Unallocated collections	(996)	(23)
- Allowances	(1,038,473)	(806,446)

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 19:	Continued

	12/31/10	12/31/09
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,325,990	3,335,367
- B.C.R.A.	402,386	493,129
- Amounts receivable for spot and forward sales to be settled	237,333	23,650
- Securities receivable under spot and forward purchases to be settled	914,124	681,148
- Premiums from brought options	-	436
- Others not included in the debtor classification regulations	1,286,039	1,659,726
- Unlisted negotiable obligations	99,237	38,979
- Balances from forward transactions without delivery of underlying asset to be settled	5,403	1,040
- Others included in the debtor classification regulations	511,594	460,752
- Accrued interest receivable not included in the debtor classification regulations	-	4,554
- Accrued interest receivable included in the debtor classification regulations	1,680	2,523
- Allowances	(131,806)	(30,570)

	12/31/10	12/31/09
LIABILITIES
DEPOSITS	22,222,764	17,039,366
- Non-financial public sector	874,201	1,377,236
- Financial sector	9,934	228,480
- Non-financial private sector and residents abroad	21,338,629	15,433,650
- Checking accounts	5,466,532	3,631,399
- Savings accounts	6,356,877	4,765,626
- Time deposits	8,975,889	6,727,792
- Investment accounts	156,935	109
- Others	306,139	248,247
- Accrued interest and quotation differences payable	76,257	60,477
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	7,608,071	6,119,437
- B.C.R.A.	2,105	3,215
- Others	2,105	3,215
- Banks and international entities	646,745	545,022
- Unsubordinated negotiable obligations	775,863	1,539,754
- Amounts payable for spot and forward purchases to be settled	950,453	618,375
- Securities to be delivered under spot and forward sales to be settled	229,684	175,655
- Loans from local financial institutions	613,197	251,481
- Interbank loans (call money loans received)	-	70,000
- Other loans from local financial institutions	610,022	179,701
- Accrued interest payable	3,175	1,780
- Balances from forward transactions without delivery of underlying asset to be settled	11,085	8,060
- Others	4,358,049	2,934,951
- Accrued interest and quotation differences payable	20,890	42,924
SUBORDINATED NEGOTIABLE OBLIGATIONS	1,253,027	1,137,447

NOTE 20:	CONTINGENCIES

A.  Tax Contingencies
Banco:
As of the date of these consolidated financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (at varying stages of completion) of conducting audits, mainly regarding the Compensatory Bond granted by the Argentine government to compensate financial institutions for the losses generated by the asymmetric pescification (addressed above) of loans and deposits.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 20:	Continued

In relation to the tax collection authorities from the Autonomous City of Buenos Aires, in May 2009, the Public Governmental Revenue Authority (A.G.I.P.) commenced tax enforcement proceedings in order to collect the amount determined by the tax collection authorities to be owed. Within the framework of the legal actions brought by Banco for the purpose of challenging the determination of the tax collection authority, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond and, therefore, such court ordered the A.G.I.P. to refrain from commencing tax enforcement proceedings or to otherwise take certain precautionary measures.

As a result of the foregoing, the Autonomous City of Buenos Aires commenced tax enforcement proceedings related to different issues for an original principal amount of AR$38,952, which amount was determined by the tax collection authorities. However, in July 2010, the Autonomous City of Buenos Aires established a System for the Regularization of Tax Liabilities in Arrears (Law No. 3461 and regulatory dispositions), which established the total relief of interest and fines. Banco deemed it convenient to make use of this system for the total amount of the tax enforcement proceedings. This situation did not have an impact on results of operations of Banco since allowances were already allocated for such purposes. Consequently, the tax enforcement proceedings have been rendered null and void.

Furthermore, regarding the claims made by the different jurisdictions, Banco has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by management. Even though Banco considers that it has complied with its tax liabilities in full pursuant to current regulations, it has nevertheless made allowances sufficient to cover all alleged tax liabilities.

Tarjetas Regionales S.A.:
As of the date of these consolidated financial statements, the Argentine Revenue Service (AFIP), the Province of Córdoba Revenue Board and the municipalities of the provinces of Mendoza and San Luis are in the process of conducting audits, all of which are at different stages of completion. Such agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals approximately AR$10,500.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically without merit and that taxes related to the claims have been correctly calculated in accordance with tax regulations in effect and existing case law.

However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

Compañía Financiera Argentina S.A.:
With respect to Compañía Financiera Argentina S.A., the AFIP conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals AR$2,094.

Since the final resolution of this controversy is still uncertain, provisions have been set up to cover such contingencies.

B.  Consumer Protection Associations
Consumer protection associations, on behalf of consumers, have filed claims against Banco with regard to the collection of certain financial charges.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 20:	Continued

In the March 2010 case “Prevención Asesoramiento y Defensa del Consumidor c/ Banco de Galicia y Buenos Aires S.A. s/ Incidente de embargo” (“Prevención Asesoramiento y Defensa del Consumidor vs. Banco de Galicia y Buenos Aires S.A. over garnishment proceedings) (Proceedings No. 091708), a garnishment was ordered on the account Banco holds at the B.C.R.A., which was later replaced by a surety bond.

On September 29, 2010, Banco entered into an agreement with Prevención Asesoramiento y Defensa del Consumidor (Consumer Protection Bureau), thus ending the lawsuit. The agreement was approved by the Argentine Court of Appeals in Commercial Matters on December 15, 2010, and the surety bond ceased to be in effect.

Banco considers the resolution of these controversies will not have a significant impact on its financial condition.

NOTE 21:	SEGMENT REPORTING

Set forth below is a breakdown of the accounting information as of December 31, 2010 and 2009, by related business segment:

Primary segment: Business.

	Financial brokerage	Services	Total
Income	3,616,126	2,514,934	6,131,060
Expenses	(1,412,681)	(733,057)	(2,145,738)
Result as of 12/31/10	2,203,445	1,781,877	3,985,322
Result as of 12/31/09	1,545,178	1,310,920	2,856,098

Secondary segment: Geographic.

Financial brokerage	City of Buenos Aires	Rest of the country	Foreign	Total
Income	2,097,353	1,504,308	14,465	3,616,126
Expenses	(819,355)	(587,675)	(5,651)	(1,412,681)
Result as of 12/31/10	1,277,998	916,633	8,814	2,203,445
Result as of 12/31/09	945,031	593,967	6,180	1,545,178

Services	City of Buenos Aires	Rest of the country	Foreign	Total
Income	1,458,662	1,046,213	10,059	2,514,934
Expenses	(425,173)	(304,952)	(2,932)	(733,057)
Result as of 12/31/10	1,033,489	741,261	7,127	1,781,877
Result as of 12/31/09	801,758	503,917	5,245	1,310,920

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is as follows:

	12/31/10	12/31/09
ASSETS
GOVERNMENT AND CORPORATE SECURITIES	2,278,012	3,920,407
LOANS	21,353,781	13,477,901
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,325,990	3,335,367
RECEIVABLES FROM FINANCIAL LEASES	428,080	364,217

	12/31/10	12/31/09
LIABILITIES
DEPOSITS	22,222,764	17,039,366
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	7,608,071	6,119,437
SUBORDINATED NEGOTIABLE OBLIGATIONS	1,253,027	1,137,447

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 22:	STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held for the purpose of complying with short-term commitments, with a high level of liquidity, which are easily converted into known amounts of cash, subject to insignificant changes in value, and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	12/31/10	12/31/09	12/31/08
Cash and due from banks	5,645,571	3,696,309	3,405,133
Securities issued by the B.C.R.A.	1,023,935	728,743	520,239
Reverse repo transactions with the B.C.R.A.	-	153,173	359,444
Interbank loans - (call money loans granted)	32,500	25,300	40,200
Loans granted to prime companies with maturity up to 7 days, used as liquidity reserve	-	79,810	58,100
Overnight placements in banks abroad	215,282	440,745	334,547
Other cash placements	526,229	304,650	77,720
Cash and cash equivalents	7,443,517	5,428,730	4,795,383

NOTE 23:	BANCO’S RISK MANAGEMENT POLICIES

The specific function of the comprehensive management of Banco’s risks (credit, financial and operational) has been allocated to the Risk Management Division, guaranteeing its independence from the rest of the business areas, since it directly reports to Banco’s board of directors.

The aim of the Risk Management Division and the Anti-Money Laundering Unit is to be fully aware of the risks to which Banco is exposed; in addition, this division creates and proposes the policies and procedures necessary to mitigate and control such risks.

Financial Risks
Banco’s policy is to achieve maximize its return on equity, both short and long-term, within a framework of acceptable risk.

Liquidity
Banco’s policy is to maintain a level of liquid assets that would allow it to meet all of its contractual maturities, face the potential investment opportunities and satisfy the demand for credit.

During the second quarter of fiscal year 2010, a comprehensive review of Banco’s liquidity policy was carried out, which resulted in amendments to the policy. The policy sets limits with respect to and monitors a) stock liquidity: a level of “management liquidity” was established as the excess over legal minimum cash requirements, taking into consideration the characteristics and behavior of Banco’s different liabilities; the liquid assets that make up such liquidity were determined as well; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a floor for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan that determines the steps to be taken and the assets from which liquid resources (in addition to those set forth in the above-mentioned policy) can be obtained.

With the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco has a policy that regulates the concentration of deposits among the main customers.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (“US$”))

NOTE 23:	Continued

Currency Risk
For purposes of the management and mitigation of “currency risk”, two currencies are addressed in addition to the Peso: assets and liabilities adjusted by C.E.R. and foreign currency. Banco’s current policy establishes limits in terms of maximum “net asset positions” (assets denominated in a currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in “Pesos adjusted by C.E.R.” and in foreign currency, as a proportion of Banco’s R.P.C., on a consolidated basis. Banco manages the mismatch not only regarding assets and liabilities, but also covering the mismatch through the futures market in foreign currency. Transactions in foreign currency futures (Dollar futures) are subject to limits that take into consideration characteristics particular to each trading environment.

Interest Rate Risk
Aimed at limiting the sensitivity of Banco’s value and results with respect to variations in the interest rate inherent to the structure of certain assets and liabilities, caps have been determined: (i) for the possible negative variation of net financial results for the first year between an interest rate increase scenario and a “base” scenario, and (ii) for the possible negative variation between the net present value of assets and liabilities of the “base” scenario, and such value upon the occurrence of an increase in interest rates. Calculations are made once a month using the method known as "simulation of scenarios," taking into consideration assets and liabilities from Banco’s balance sheet on a consolidated basis.

Market Risk
Trading of and/or investment in government securities, currencies, derivatives and debt instruments issued by the B.C.R.A., which are listed on the capital markets and the value of which varies pursuant to the variation of the market prices thereof, are included within Banco’s policy that limits the maximum authorized losses for a fiscal year.

In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as “value at risk” (also known as "VaR") is used, among other methods. This model determines intra-daily, for Banco individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. Furthermore, in order to measure and monitor the risk related to trading of debt securities issued by the B.C.R.A., Banco also applies the method that estimates the change of value of a portfolio, for variations of one interest rate basis point.

Cross Border Risk
In order to regulate risk exposures in international jurisdictions, limits were established taking into consideration the jurisdiction’s credit rating, the type of transaction and a maximum exposure per counterparty.

Credit Risk
Banco’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests”, which is generated from the division between credit and commercial functions with respect to both retail and wholesale businesses. This allows an ongoing and efficient monitoring of the quality of assets, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and conservative loan loss provisioning.

In addition, this system includes the follow-up of the models for measuring the portfolio risk at the operation and customer levels, thus making it possible to detect early situations that can entail some degree of portfolio deterioration, and to appropriately safeguard Banco’s assets.

Banco’s Risk Management and Insurance Division approves the credit risk policies and procedures, verifies compliance therewith and assesses credit risk on an ongoing basis.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (“US$”))
NOTE 23:	Continued

The credit extension policy for retail banking focuses on automatic granting processes. These are based on behavior analysis models. Banco is strongly geared towards obtaining portfolios with direct payroll deposit, which statistically have a better compliance history when compared to other types of portfolios.

As for the wholesale banking, credit extension is based on analyses conducted on credit, cash-flow and balance sheet of the applicant. These are supported by statistical rating models.

During fiscal year 2010, the review-by-sector policy was implemented, which determines the levels of review for the economic activities belonging to the private-sector portfolio according to the concentration they show with regard to total credit and/or R.P.C.

The Risk Management Division also constantly monitors its portfolio through different indicators (asset quality of the loan portfolio, provisioning of the non-accrual portfolio, non-performance, roll rates, etc), as well as the classification and concentration thereof (through maximum ratios between the exposure to each client, its own R.P.C., and that of each client). The loan portfolio classification, as well as concentration control, are carried out following the B.C.R.A. regulations.

Operational Risk
On July 30, 2008, Banco’s board of directors approved the policy regarding operational risk management, pursuant to the guidelines established by Banco in such respect, and within the framework of the provisions determined by the B.C.R.A. in Communiqué “A” 4793 and supplementary regulations.

Banco started to implement an operational risk management system in a progressive manner and through a schedule determined in such Communiqué.

Furthermore, Banco incorporated an operational risk events database that complies with the reporting requirements set forth in Communiqué “A” 4904 of the B.C.R.A.

Banco adopts the definition of operational risk determined by the B.C.R.A. and best international practices. Operational risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or external events. This definition includes legal risk, but does not include strategic and reputation risks.

Banco’s board of directors, the Risk Management Committee, the Risk Management Division, the Operational Risk Unit and the Wholesale and Retail Banking and Support divisions have clearly defined roles and responsibilities with respect to this risk.

Banco’s Risk Management Division, an area that reports to Banco’s chief executive officer, is responsible for the comprehensive management of Banco’s three different categories of risk: financial, credit and operational risk. Banco has a specific and independent unit for the management of each particular risk.

Banco manages operational risk inherent to its products, activities, processes and relevant systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Furthermore, before launching or introducing new products, activities, processes or systems, their inherent operational risk is properly assessed.

Banco’s purpose is to consider a methodological approach regarding operational risk management, with an emphasis on encouraging continuous improvements in the assessment practices, which will accomplish the following: identification, assessment, monitoring, control and mitigation of the different risks inherent to the business and banking operations.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (“US$”))

NOTE 23:	Continued

Risk regarding Money Laundering and Other Illegal Activities
Banco complies with the B.C.R.A. regulations and Law No. 25246, which amends the Argentine Criminal Code as to concealment and asset laundering and creates the Financial Information Unit (“U.I.F.” - Unidad de Información Financiera), under the jurisdiction of the Argentine Ministry of Justice. The U.I.F. is in charge of the analysis, treatment and transmission of the information subject matter of this risk.

Banco has control policies, procedures and structures that are in accordance with the characteristics of the different products offered by Banco. Such policies and procedures monitor transactions in order to detect, under certain parameters, such those that can be considered unusual, and to report such unusual transactions to the U.I.F. Banco’s Anti-Money Laundering Unit is in charge of managing this risk, through the implementation of control and prevention procedures, as well as the communication thereof to the rest of the organization, through the drafting of handbooks and training materials.

Banco has appointed a director to head its Anti-Money Laundering Unit, which is charged with planning and coordinating the policies set out by the board of directors, as well as enforcing compliance therewith. The basic principle on which the regulations regarding prevention and control of this risk are based is in accordance with the “know your customer” policy enforced worldwide. Banco’s Anti-Money Laundering Unit is regularly reviewed by Internal Audit.

NOTE 24:	PURCHASE OF SHARES IN COMPAÑÍA FINANCIERA ARGENTINA S.A., COBRANZAS Y SERVICIOS S.A. AND PROCESADORA REGIONAL S.A. (FORMER UNIVERSAL PROCESSING CENTER S.A.)

The B.C.R.A.’s board of directors, through Resolution No. 124 dated June 7, 2010, authorized Banco to purchase 95% of the shares belonging to the following companies: Compañía Financiera Argentina S.A., Cobranzas y Servicios S.A. and Procesadora Regional S.A. (former Universal Processing Center S.A.). Furthermore, through the above-mentioned resolution, the B.C.R.A. authorized the subsidiary Tarjetas Regionales S.A. to purchase the remaining 5% of the shares belonging to such companies.

On August 31, 2010, through Resolution No. 299, the Argentine Commission of Competence Defense (Comisión Nacional de Defensa de la Competencia) authorized the above-mentioned purchase and sale transaction.

The total purchase price paid amounted to AR$307,763 for Compañía Financiera Argentina, AR$783 for Cobranzas y Servicios S.A. and AR$4,507 for Procesadora Regional S.A. (former Universal Processing Center S.A.).

Pursuant to the B.C.R.A. regulations, and due to the difference between the acquisition cost and the value of assets and liabilities purchased as of June 30, 2010, valued in accordance with those that belong to Banco, a negative goodwill amounting to AR$500,608 was recorded by Compañía Financiera Argentina S.A., and a negative goodwill of AR$16,764 was recorded by Cobranzas y Servicios S.A., both of which were accounted for under “Equity Investments—(Negative Goodwill),” thus regularizing the corresponding investments. With regard to Procesadora Regional S.A. (former Universal Processing Center S.A.), a positive goodwill amounting to AR$4,049 was recorded under “Intangible Assets—Goodwill.”

The negative goodwill is recorded as income on a straight-line basis during 60 months, pursuant to the B.C.R.A. regulations.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (“US$”))

NOTE 25:	SUBSEQUENT EVENTS

Banco
On February 7, 2011, Banco decided to make a pre-payment of interest corresponding to its negotiable obligations due in 2019, which included interest accrued from January 1, 2004 to December 31, 2010, in the amount of US$90,115. Such payment was originally due on January 1, 2014. Furthermore, Banco paid all interest accrued and unpaid up to the day before such pre-payment was made.

Tarjetas Regionales S.A.
During January 2011, Tarjeta Naranja S.A. issued Series XIII negotiable obligations in the amount of US$200,000 under its of global program (see Note 11 to these consolidated financial statements).

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Balance Sheet as of December 31, 2010 and 2009.
(Figures stated in thousands of Pesos)

	12/31/10	12/31/09
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 11)	830	3,817
Investments (Notes 9 and 11 and Schedules C, D and G)	26,468	28,723
Other receivables (Notes 3, 9 and 11 and Schedules E and G)	2,109	3,072
Total Current Assets	29,407	35,612

NON-CURRENT ASSETS
Other receivables (Notes 3, 9 and 11 and Schedules E and G)	56,794	51,730
Investments (Note 9 and Schedules B, C and G)	2,623,911	2,166,754
Fixed assets (Schedule A)	1,048	3,019
Total Non-Current Assets	2,681,753	2,221,503
Total Assets	2,711,160	2,257,115

LIABILITIES
CURRENT LIABILITIES
Financial debts (Notes 4, 9 and 16 and Schedule G)	42,787	125,793
Salaries and social security contributions (Notes 5 and 9)	1,735	1,146
Tax liabilities (Notes 6, 9 and 13)	6,554	26,208
Other liabilities (Notes 7, 9 and 11 and Schedule G)	10,184	10,230
Total Current Liabilities	61,260	163,377

NON-CURRENT LIABILITIES
Financial debts (Notes 4, 9 and 16 and Schedule G)	180,394	41,193
Other liabilities (Notes 7 and 9)	6	6
Total Non-Current Liabilities	180,400	41,199
Total Liabilities	241,660	204,576
SHAREHOLDERS’ EQUITY (per related statement)	2,469,500	2,052,539
Total Liabilities and Shareholders’ Equity	2,711,160	2,257,115

The accompanying notes 1 to 18 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Memorandum Accounts
Balance Sheet as of December 31, 2010 and 2009.
 (Figures stated in thousands of Pesos)

	12/31/10	12/31/09
Forward purchase of foreign currency without delivery of the underlying asset (Note 15 and Schedule G)	119,280	117,800

The accompanying notes 1 to 18 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Income Statement
For the fiscal year ended December 31, 2010,
presented in comparative format with the previous fiscal year.
(Figures stated in thousands of Pesos)

	12/31/10	12/31/09
Net income on investments in related institutions	472,585	186,790
Administrative expenses (Note 11 and Schedule H)	(23,472)	(23,528)
Financial income and by holding	(41,941)	90,357
Generated by assets	4,439	5,749
Interest
On special current account deposits	2	3
Mutual funds	99	136
On time deposits (*)	52	71
On promissory notes receivable (*)	181	120
Result on negotiable obligations (*)	32	257
Result on negotiable mutual funds from abroad	30	91
Exchange-rate difference	4,043	5,071
Generated by liabilities	(46,380)	84,608
Interest
On financial debts (*)	(18,796)	(11,071)
Others	(320)	(947)
Exchange-rate difference	(27,264)	11,076
Income on loan repayment (Note 18)	-	85,550
Other income and expenses (*) – Income	1,758	409
Net Income before income tax	408,930	254,028
Income tax (Note 13)	(29)	(24,753)
Net Income for the fiscal year	408,901	229,275
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11.

The accompanying notes 1 to 18 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Statement of Changes in the Shareholders’ Equity
For the fiscal year ended December 31, 2010,
presented in comparative format with the previous fiscal year.
(Figures stated in thousands of Pesos)

Item	Shareholders’ contributions (Note 8)				Retained earnings (Notes 12 and 15)				Total shareholders’ equity
	Capital stock	Capital adjustment	Premium for negotiation of shares in own portfolio	Total	Legal reserve	Discretionary reserve	Valuation adjustment of hedging derivatives	Retained earnings
Balances as of 12/31/08	1,241,407	278,131	606	1,520,144	37,157	97,204	14,421	176,819	1,845,745
Valuation adjustment of hedging derivatives	-	-	-	-	-	-	(22,481)	-	(22,481)
Distribution of retained earnings (1)	-	-	-	-	8,841	167,978	-	(176,819)	-
Income for the fiscal year	-	-	-	-	-	-	-	229,275	229,275
Balances as of 12/31/09	1,241,407	278,131	606	1,520,144	45,998	265,182	(8,060)	229,275	2,052,539
Balances as of 12/31/09	1,241,407	278,131	606	1,520,144	45,998	265,182	(8,060)	229,275	2,052,539
Valuation adjustment of hedging derivatives	-	-	-	-	-	-	8,060	-	8,060
Distribution of retained earnings (2)	-	-	-	-	11,464	217,811	-	(229,275)	-
Income for the fiscal year	-	-	-	-	-	-	-	408,901	408,901
Balances as of 12/31/10	1,241,407	278,131	606	1,520,144	57,462	482,993	-	408,901	2,469,500

(1) Approved by the Ordinary Shareholders’ Meeting held on April 28, 2009.
(2) Approved by the Ordinary Shareholders’ Meeting held on April 14, 2010.

The accompanying notes 1 to 18 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Statement of Cash Flows
For the fiscal year ended December 31, 2010,
presented in comparative format with the previous fiscal year.
(Figures stated in thousands of Pesos)

	12/31/10	12/31/09
CHANGES IN CASH (Note 1.j)
Cash at beginning of fiscal year	19,422	27,562
Cash at fiscal year-end	27,298	19,422
Net increase / (decrease) in cash	7,876	(8,140)
CAUSES FOR CHANGES IN CASH
Operating activities
Collections for services	2,675	581
Payments to suppliers of goods and services	(11,946)	(15,016)
Personnel salaries and social security contributions	(4,944)	(3,214)
Payment of other taxes	(8,262)	(8,930)
Income tax payments and prepayments	(21,822)	-
Payments for other net operating activities	(6,554)	-
Net cash flow (used in) operating activities	(50,853)	(26,579)
Investment activities
Payments for purchases of fixed assets	(246)	(39)
Collections for sale of fixed assets	8,385	-
Collections for investments liquidation, net	-	4,022
Dividends collections	18,813	15,969
Collections / (payments) of interest, net	1,132	(11,491)
Contributions to controlled companies	(4,070)	(12,082)
Net cash flow generated by / (used in) investment activities	24,014	(3,621)
Financing activities
Collections for the issuance of negotiable obligations	168,745	160,345
Payments of loans received	(134,030)	(138,285)
Net cash flow generated by financing activities	34,715	22,060
Net increase / (decrease) in cash	7,876	(8,140)

The accompanying notes 1 to 18 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements
For the fiscal year ended December 31, 2010,
presented in comparative format.
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 1:	BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No. 93/05, which adopts Technical Pronouncement 6 to 22 (issued by the F.A.C.P.C.E.) as the Argentine GAAP; such resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the C.N.V. approved C.P.C.E.C.A.B.A’s C.D. No. 93/05 with certain amendments.

These financial statements have been stated in thousands of Pesos and prepared in accordance with the disclosure and valuation accounting standards contained in technical pronouncements issued by the Argentine F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company’s management to make estimates and assessments regarding events, situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the fiscal year. The Company’s management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date that these financial statements were prepared may differ from the situations, events and/or circumstances that may actually occur in the future.

On March 25, 2003, the executive branch of the Argentine government issued Decree No. 664 establishing that financial statements for fiscal years ending as from such date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in accordance with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on these financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute.

Certain figures in the financial statements for the year ended December 31, 2009 have been reclassified for purposes of their presentation in comparative format with those for this fiscal year 2010.

The most relevant accounting policies used in preparing these financial statements are listed below:

a.	Assets and Liabilities in Domestic Currency
Monetary assets and liabilities which include, where applicable, the interest accrued at year-end, are stated in year-end currency and therefore require no adjustment whatsoever.

b.	Assets and Liabilities in Foreign Currency (Dollars and Euros)
Foreign currency assets and liabilities (in Dollars and Euros) have been stated at Banco de la Nación Argentina’s buying and selling exchange rates, respectively, in effect at the close of operations on the last working day of each fiscal year. Interest receivable or payable has been accrued, where applicable.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 1:	Continued

c.	Investments
c.1.	Current
Time and special checking account deposits, as well as foreign mutual fund units, have been valued at their face value plus accrued interest at the end of each fiscal year.

Argentine mutual fund units have been valued at fiscal year-end closing price.

Foreign negotiable obligations and mutual funds have been valued at their closing price at fiscal year-end.

c.2.	Non-Current
The equity investment in Banco has been recognized using the equity method as of December 31, 2010 and December 31, 2009, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. are recognized using the equity method as of December 31, 2010 and December 31, 2009.

The equity investment in Sudamericana Holding S.A. has been recorded using the equity method, on the basis of the consolidated financial statements dated September 30, 2010 and September 30, 2009, and considering the significant changes occurred from such dates to the date of the corresponding financial statements.

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Superintendency, which differ from Argentine GAAP in the aspects mentioned in Note 2.b. to the consolidated financial statements. Nevertheless, this departure has not produced a significant effect on the financial statements of the Company.

Galval Agente de Valores S.A.’s financial statements were originally issued in foreign currency and later converted into Pesos as detailed below:

- Assets and liabilities were converted at the buying exchange rate established by Banco de la Nación Argentina in effect at the closing of operations on the last working day of the fiscal year.
- Capital and capital contributions have been computed for the amounts actually disbursed.
- Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.
- Results for the fiscal year were determined as the difference between the opening balance and closing balance of accumulated earnings.
- Items in the income statement were converted into Pesos applying the monthly average exchange rates.

d.	Goodwill
Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated depreciation, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, with an amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at fiscal year-end.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (Continued)
  (Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 1:	Continued

e.	Fixed Assets
Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles, and 600 months for real property. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at fiscal year-end.

f.	Financial Debt
Financial debt has been valued according to the amount of money received, net of transaction costs, plus financial interest accrued based on the internal rate of return estimated at the initial recording time.

Financial debts in foreign currency have been valued at the selling exchange rate quoted by Banco de la Nación Argentina as of the fiscal year-end.

g.	Income Tax and Minimum Presumed Income Tax
The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in effect (See Note 13 to these financial statements).

The Company determines the minimum presumed income tax at the statutory rate of 1% of the computable assets at year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year must be determined by the higher of the two taxes.

If the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

As of December 31, 2009, the Company recorded credit for AR$908, which is recorded by offsetting the income tax determined for fiscal period 2009 (See Note 13 to these financial statements).

The Company has set up a provision for the minimum presumed income tax credit, corresponding to the charge for the period of AR$936, since its recovery is not likely as of the date of these consolidated financial statements. See Schedule E.

h.	Derivative Instruments
As of December 31, 2010 and December 31, 2009, derivative instruments have been valued at their estimated current value at those dates.

Differences originated from the application of measurement criteria, corresponding to derivative instruments considered ineffective hedge instruments, have been recognized in results for the fiscal year, while differences corresponding to derivative instruments in the form of hedge instruments effective to cover cash flow risks have been recognized in shareholders’ equity under “Valuation adjustment of hedging derivative instruments”. These balances are reclassified to results for the fiscal year in which the covered item affects such results.

i.	Shareholders’ Equity
i.1.	Activity in the shareholders’ equity accounts has been restated as mentioned in paragraphs five and six of this note.

The "Subscribed and paid in capital" account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 1:	Continued

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Principal adjustment” account.

i.2.	Income and Expense Accounts
The results for each fiscal year are presented in the period in which they accrue.

j.	Statement of Cash Flows
“Cash and due from banks” and investments and credit held with the purpose of complying with short-term commitments, which have a high level of liquidity, are easily converted into known amounts of cash, are subject to insignificant risks of changes in value and which have a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	12/31/10	12/31/09
Cash and due from banks (Note 2)	830	3,817
Investments (Schedule D)	26,468	15,605
Total	27,298	19,422

NOTE2:	CASH AND DUE FROM BANKS

The breakdown of this item was the following:

	12/31/10	12/31/09
Cash	11	11
Cash in custody in other banks (Schedule G)	653	3,743
Due from banks – Checking Accounts (Note 11)	166	63
Total	830	3,817

NOTE 3:	OTHER RECEIVABLES

The breakdown of this item was the following:

	12/31/10	12/31/09
Current
Promissory notes receivable (Note 11 and Schedule G)	2,103	2,096
Sundry debtors (Note 11)	-	959
Prepaid expenses	6	12
Others	-	5
Total	2,109	3,072

	12/31/10	12/31/09
Non-Current
Tax credit – mandatory savings	-	5
Tax credit – income tax (Note 13 and Schedule E)	1,034	1,063
Promissory notes receivable (Note 11 and Schedule G)	55,754	50,661
Sundry debtors	1	1
Prepaid expenses	5	-
Total	56,794	51,730

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 4:	FINANCIAL DEBT

The breakdown of this item was the following:

	12/31/10	12/31/09
Current
Negotiable obligations (Note 16 and Schedule G)	42,787	125,793
Total	42,787	125,793

	12/31/10	12/31/09
Non-Current
Negotiable obligations (Note 16 and Schedule G)	180,394	41,193
Total	180,394	41,193

NOTE 5:	SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this item was the following:

	12/31/10	12/31/09
Current
Argentine integrated social security system	148	80
Others	16	7
Provision for bonuses	656	354
Provision for retirement insurance	720	480
Provision for directors’ and syndics’ fees	195	225
Total	1,735	1,146

NOTE 6:	TAX LIABILITIES

The breakdown of this item was the following:

	12/31/10	12/31/09
Current
Income tax – withholdings to be deposited	91	52
Provision for income tax (net) (Note 13)	-	21,853
Provision for minimum presumed income tax	206	-
Provision for turnover tax (net)	50	25
Provision for tax on personal assets – substitute taxpayer	6,207	4,278
Total	6,554	26,208

NOTE 7:	OTHER LIABILITIES

The breakdown of this item was the following:

	12/31/10	12/31/09
Current
Sundry creditors	86	8
Provision for expenses (Note 11 and Schedule G)	2,265	2,159
Balance of futures contracts to be settled (Note 15)	7,830	8,060
Directors’ qualification bonds	3	3
Total	10,184	10,230

	12/31/10	12/31/09
Non-Current
Directors’ qualification bonds	6	6
Total	6	6

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 8:	CAPITAL STATUS

As of December 31, 2010, capital status was as follows:

Capital stock issued, subscribed, paid in and recorded	Face value	Restated at constant currency
Balances as of 12/31/08	1,241,407	1,519,538
Balances as of 12/31/09	1,241,407	1,519,538
Balances as of 12/31/10	1,241,407	1,519,538

NOTE 9:                      ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of December 31, 2010, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

	Investments	Other receivables	Financial debt	Salaries and social security contributions	Tax Liabilities	Other liabilities
1st Quarter (*)	26,468	2,103	-	1,540	141	5,505
2nd Quarter (*)	-	-	42,787	195	6,413	2,710
3rd Quarter (*)	-	6	-	-	-	-
4th Quarter (*)	-	-	-	-	-	1,969
After one year (*)	-	56,793	180,394	-	-	6
Subtotal falling due	26,468	58,902	223,181	1,735	6,554	10,190
No set due date	2,623,911	1	-	-	-	-
Past due	-	-	-	-	-	-
Total	2,650,379	58,903	223,181	1,735	6,554	10,190
Non-interest bearing	2,623,911	1,046	-	1,735	6,554	10,190
At variable rate	1,198	57,857	-	-	-	-
At fixed rate	25,270	-	223,181	-	-	-
Total	2,650,379	58,903	223,181	1,735	6,554	10,190
(*) From the date of these financial statements.

NOTE 10:	EQUITY INVESTMENTS

The breakdown of equity investments was the following:

As of December 31, 2010
Issuing company	Shares		Percentage held in
	Class	Number	Total capital	Possible votes
Banco	Ord. Class “A”	101
	Ord. Class “B”	533,314,664
	Total	533,314,765	94.840741	94.840745
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 10:	Continued

As of December 31, 2009
Issuing company	Shares		Percentage held in
	Class	Number	Total capital	Possible votes
Banco	Ord. Class “A”	101
	Ord. Class “B”	532,551,605
	Total	532,551,706	94.705045	94.705048
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000

The financial condition and results of controlled companies were the following:

As of December 31, 2010 (*)
	Assets	Liabilities	Shareholders’ Equity	Net income
Banco	35,298,911	32,703,251	2,595,660	469,134
Net Investment S.A.	209	24	185	(112)
Galicia Warrants S.A.	28,247	14,295	13,952	2,060
Galval Agente de Valores S.A.	8,803	619	8,184	(4,023)
GV Mandataria de Valores S.A.	555	277	278	120
Sudamericana Holding S.A. (**)	293,886	188,784	105,102	31,301
(*) See Note 1.c.2.
(**) Financial statements and results as of 09.30.10.

As of December 31, 2009 (*)
	Assets	Liabilities	Shareholders’ Equity	Net income
Banco	27,224,687	25,098,165	2,126,522	171,847
Net Investment S.A.	265	217	48	(768)
Galicia Warrants S.A.	28,594	15,202	13,392	7,724
Galval Agente de Valores S.A.	8,605	350	8,255	(4,735)
GV Mandataria de Valores S.A.	1,775	1,616	159	131
Sudamericana Holding S.A. (**)	260,694	169,893	90,801	26,733
(*) See Note 1.c.2.
(**) Financial statements and results as of 09.30.09.

NOTE 11:	SECTION 33 OF LAW 19550 - CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with the Company’s controlled companies and its subsidiaries:

Banco

	12/31/10	12/31/09
Assets
Cash and due from banks – checking accounts (Note 2)	152	57
Investments – special checking accounts (Schedule D)	5,291	1
Investments – time deposits (Schedule D)	-	10,363
Other receivables – promissory notes receivable (Note 3 and Schedule G)	57,857	52,757
Total	63,300	63,178

	12/31/10	12/31/09
Liabilities
Other liabilities – provision for expenses (Note 7)	257	226
Total	257	226

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 11:	Continued

Banco (continued)

	12/31/10	12/31/09
Income
Financial income – interest on special checking accounts	-	1
Financial income – interest on time deposits	415	1,064
Financial income – interest on promissory notes receivable	3,433	2,250
Other income – fixed assets under lease	161	357
Total	4,009	3,672

	12/31/10	12/31/09
Expenses
Administrative expenses (Schedule H)
Trademark leasing	1,270	1,150
Bank expenses	9	8
General expenses	453	359
Expenses corresponding to the issuance of the Company’s global program for the issuance of negotiable obligations	52	42
Total	1,784	1,559

Banco Galicia Uruguay S.A. (in liquidation)

	12/31/10	12/31/09
Income
Financial income – interest on negotiable obligations	-	6
Total	-	6

Galval Agente de Valores S.A.

	12/31/10	12/31/09
Liabilities
Other liabilities – provision for expenses (Note 7 and Schedule G)	22	25
Total	22	25

	12/31/10	12/31/09
Expenses
Administrative expenses (Schedule H)
General expenses	106	92
Total	106	92

Galicia Seguros S.A.

	12/31/10	12/31/09
Income
Other income – sale of fixed assets	6,275	-
Other income – fixed assets under lease	245	209
Total	6,520	209

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 11:	Continued

Net Investment S.A.

	12/31/10	12/31/09
Assets
Other receivables - sundry creditors (Note 3)	-	201
Total	-	201

GV Mandataria de Valores S.A.

	12/31/10	12/31/09
Assets
Other receivables - sundry creditors (Note 3)	-	757
Total	-	757

Sudamericana Holding S.A.

	12/31/10	12/31/09
Expenses
Administrative expenses (Schedule H)
General expenses	-	1,924
Financial income and by holding – generated by liabilities
Interest on financial debts (*)	-	11,712
Total	-	13,636
(*) Correspond to the loan for AR$97,000 repaid on 06/04/2009 (See Note 18)

Additionally, the purchase and sale of foreign exchange related to the transactions described in Notes 16 and 18 was carried out with Banco.

NOTE 12:	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Argentine Corporations Law, the Company’s bylaws and C.N.V. Resolution No. 368/01, 5% of the net income for the year should be transferred to a legal reserve until 20% of the capital stock is reached.

NOTE 13:	INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Other receivables	Investments	Total
Balances as of 12/31/08	1,271	989	2,260
Charge to income	(1,206)	581	(625)
Others	(65)	-	(65)
Balances as of 12/31/09	-	1,570	1,570
Charge to income	-	103	103
Balances as of 12/31/10	-	1,673	1,673

Liabilities	Fixed assets	Financial debt	Total
Balances as of 12/31/08	7	-	7
Charge to income	(1)	501	500
Balances as of 12/31/09	6	501	507
Charge to income	1	131	132
Balances as of 12/31/10	7	632	639

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 13:	Continued

As the above-mentioned information shows, as of December 31, 2010 and December 31, 2009, the Company’s deferred tax assets amounted to AR$1,034 and AR$1,063, respectively.

Tax losses recorded by the Company amounted to approximately AR$25,266:

Issuance year	Amount	Year due	Deferred tax assets
2010	25,266	2015	8,843

The deferred tax originated from such tax losses has not been recorded by the Company, since it estimates that the recovery thereof is not likely as of the date of these financial statements. See Schedule E.

As relates to the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the fixed assets and the taxable value (or income tax base), the Company decided not to record such liabilities, but to instead submit a note to these financial statements presenting the supplementary information required to be included in the response (identified as 7) to question 3 of Interpretation No. 3 of F.A.C.P.C.E.

The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amounted to AR$114 and AR$317, as of December 31, 2010 and December 31, 2009, respectively. They stem from the real estate valuation. Such liabilities are expected to revert in approximately 40 years, the remaining useful life of real estate, with an amount for each fiscal year of AR$3.

The classification of assets and liabilities by net deferred tax recorded in accordance with its expected reversion term is shown in Note 9.

The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in effect to the accounting income before tax:

	12/31/10	12/31/09
Income before income tax	408,930	254,028
Income tax rate in effect	35%	35%
Result for the fiscal year at the tax rate	143,125	88,910
Permanent differences at the tax rate
Increase in income tax
- Expenses not included in tax return	12,150	10,975
- Other causes	804	566
Decrease in income tax
- Results on investments in related institutions	(165,074)	(69,261)
- Other causes	181	(6,437)
- Allowance for impairment of value (Schedule E)	8,843	-
Total income tax charge recorded – loss	29	24,753

The following table shows the reconciliation of tax charged to results to tax determined for the fiscal year for tax purposes:

	12/31/10	12/31/09
Total income tax charge recorded – loss	29	24,753
Temporary differences
- Variation in assets due to deferred tax	103	(625)
- Variation in liabilities due to deferred tax	(132)	(500)
Total tax determined for tax purposes	-	23,628

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 13:	Continued

Breakdown of net income tax provision:

	12/31/10	12/31/09
Total tax determined for tax purposes	-	23,628
Tax credit	-	(1,775)
Income tax provision (net)	-	21,853

NOTE 14:	EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of December 31, 2010 and 2009:

	12/31/10	12/31/09
Income for the fiscal year	408,901	229,275
Outstanding ordinary shares weighted average	1,241,407	1,241,407
Diluted ordinary shares weighted average	1,241,407	1,241,407
Earnings per ordinary share
- Basic	0.3294	0.1847
- Diluted	0.3294	0.1847

NOTE 15:	DERIVATIVE INSTRUMENTS

The Company enters into forward foreign currency hedge contracts with the purpose of covering the risk associated with the exchange rate exposure of financial debts in Dollars.

The Company’s purpose when entering into these contracts is to reduce its exposure to Dollar fluctuations and denominate its future commitments in Pesos.

On May 31, 2010, the contract entered into in fiscal year 2009 was settled, recording a AR$(10,329) loss, which was recorded as income for the fiscal year.

As of December 31, 2010, the following contracts were outstanding:

Reference foreign currency		Amount in the reference foreign currency (in thousands)		Forward exchange rate (AR $ for US$)	Exchange rate for settlement		Settlement date
US$	(1)	20,000	(2)	4.3210	B.C.R.A.	(3)	03.31.11
US$	(1)	10,000	(2)	4.4000	B.C.R.A.	(3)	05.31.11
(1) Dollars.
(2) The hedge contract sets forth that if during the term thereof the exchange rate is lower than or equal to AR$3.50 (three Pesos and fifty cents), the Company must provide a security in favor of the contracting party for an amount equivalent to the difference between the reference exchange rate of AR$3.75 (three Pesos and seventy five cents) and the exchange rate in effect at the time such security is provided, for the amount of the contract.
(3) Reference exchange rate set by the B.C.R.A. (Communiqué “A” 3500).

Settlement of this transaction at the settlement date must be carried without the physical delivery of the currency.

The Company has not entered into contracts regarding derivatives for speculative purposes.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 16:	GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE OBLIGATIONS

On March 9, 2009, at the Company’s general ordinary shareholders’ meeting, the creation of a global program for the Issuance of simple negotiable obligations, not convertible into shares, was approved. Such negotiable obligations may be short-, mid- and/or long-term, secured or unsecured, Peso-denominated, Dollar-denominated or may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$60,000 (sixty million Dollars) or the equivalent thereof in another currency.

The maximum term of the program is five years as of the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in effect.

In addition, the negotiable obligations may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the program’s total amount, and with the possibility that the maturity dates of the different classes and/or series issued occur after the program’s expiration date, with amortization terms not to be lower than the minimum term or higher than the maximum term permitted by the regulations set forth by the C.N.V.

By means of resolution No. 16113, dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the above-described global program. On May 8, 2009, the C.N.V. approved the pricing supplement of the Class I, Series I and II negotiable obligations, for a face value of US$45,000.

On June 4, 2009, Class I, Series I and II negotiable obligations were issued, the main characteristics of which are described as follows:

Series No.	face value amount in US$	Issuance price (in thousands of US$)	Term (in days)	Maturity date	Interest rate	Book value AR$
						12/31/10	12/31/09
I	34,404	0.09268	360	05.30.10	(*)	-	125,793
II	10,596	0.10348	720	05.25.11	Annual nominal 12.5%	42,787	41,193
(*) Series I negotiable obligations do not accrue interest, as they were issued on a discounted base.

On May 7, 2010, the C.N.V. authorized the issuance of Class II, Series I, II and III negotiable obligations (under the above-described global program), for US$45,000.

On June 8, 2010, Class II Series II and III negotiable obligations were issued, the main characteristics of which are described as follows:

Series No.	face value amount in US$	Issuance price (in thousands of US$; discount)	Term (in days)	Maturity date	Interest rate	Book value AR$
II	18,143	0.10182	721	05/29/12	8%	72,866
III	26,857	0.10128	1078	05/21/13	9%	107,528

At the shareholders’ meeting held on April 14, 2010, an increase of US$40,000 in the amount of the global program described above was approved. Therefore, the maximum amount of negotiable obligations that may be issued under the program described above is currently up to US$100,000, or its equivalent in any other currency.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (Continued)
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

NOTE 17:	ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS BY THE C.N.V.

The C.N.V. adopted Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which in turn adopts the International Financial Reporting Standards issued by the I.A.S.B. (International Accounting Standards Board) for certain entities included in the public offering system regulated by Law 17811, whether because of their capital or their negotiable obligations, or because they have requested to be included in such system. The application of such standards is required, effective January 1, 2012. The board of directors of the Company approved the specific implementation plan on April 28, 2010.

C.N.V. may nevertheless accept accounting criteria from other regulatory or control bodies, such as companies to which the Financial Institutions Law applies, or special accounting criteria applicable to insurance companies.

As of the date of these financial statements, Banco is assessing the effects that the adoption of these financial reporting standards may have, which mainly affect the presentation of the Company’s consolidated financial information. In this respect, the Company is working on the information models required by such accounting standards, both for the annual reporting of information and for information to be reported for interim periods. The main changes will affect (i) the reporting of the consolidated financial statements as main financial statements, (ii) the amendment of information to be included in the Notes to the consolidated financial statements, such as the classification of financial instruments, the level of importance of estimates made, and the disclosure of qualitative and quantitative aspects related to the management of financial risks, and (iii) the reconciliation of information by segments, among other aspects related to the presentation of information.

Additionally, Note 2.d. to the consolidated financial statements includes the steps taken by subsidiaries that were forced to adopt the abovementioned change in regulations.

NOTE 18:	REPAYMENT OF FINANCIAL DEBTS IN FISCAL YEAR 2009

On January 7, 2009, the loan for US$62,000, which matured on July 25, 2009, was repaid in advance through a sole and final payment of US$39,100, with own funds and funds from financing granted by local institutions.

Due to the aforementioned transaction, the Company recorded non-recurring extraordinary income for AR$85,550, which arises from considering the original amount of the loan for US$62,000, plus interest that, as of January 6, 2009, amounted to US$1,883 (which was waived), minus the amount of US$39,100 for the repayment in full of the debt.

The financing granted by local institutions referred to in the first paragraph was repaid with funds obtained from the issuance of negotiable obligations. (See Note 16 to the financial statements.)

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Fixed Assets and Investments in Assets of a Similar Nature
Balance Sheet as of December 31, 2010 and 2009.
 (Figures stated in thousands of Pesos)
Schedule A

Main account	At beginning of year	Increases	Withdrawals	Balance at fiscal year end	Depreciations					Net book value	Net book value for previous fiscal year
					Accumulated at beginning of year	Withdrawals	Rate annual %	Amount for the fiscal year	Accumulated at the close of year
Real estate	3,446	-	2,528	918	506	418	2	57	145	773	2,940
Furniture and facilities	220	-	-	220	214	-	20	3	217	3	6
Machines and equipment	449	96	-	545	402	-	20	20	422	123	47
Vehicles	-	128	-	128	-	-	20	15	15	113	-
Hardware	270	22	-	292	244	-	20	12	256	36	26
Totals as of 12/31/10	4,385	246	2,528	2,103	1,366	418		107	1,055	1,048	-
Totals as of 12/31/09	4,346	39	-	4,385	1,269	-		97	1,366	-	3,019

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Goodwill
Balance Sheet as of December 31, 2010 and 2009.
 (Figures stated in thousands of Pesos)

Schedule B

Main account	At beginning of year	Increases	Withdrawals	Balance at fiscal year end	Depreciations					Net book value	Net book value for previous fiscal year
					Accumulated at beginning of year	Withdrawals	Rate annual %	Amount for the fiscal year	Accumulated at the close of year
Goodwill (Schedule C)	12,788	4,402	-	17,190	3,091	-	10	1,333	4,424	12,766	9,697
Totals as of 12/31/10	12,788	4,402	-	17,190	3,091			1,333	4,424	12,766	-
Totals as of 12/31/09	12,788	-	-	12,788	1,812	-		1,279	3,091	-	9,697

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Investments in Shares and other Negotiable Securities
Equity Investments
Balance Sheet as of December 31, 2010 and 2009.
 (Figures stated in thousands of Pesos)
Schedule C

Issuance and characteristics of the securities	Class	Face value	Number	Market cost	Market price	Equity method value	Recorded value as of 12/31/10	Recorded value as of 12/31/09
Current investments (*)
E.T.F.s (Schedule G)				-	-	-	-	7,505
Negotiable obligations (Schedule G)				-	-	-	-	5,613
Total				-	-	-	-	13,118
Non-current investments
Corporations. Section 33 of Law No.19550:
Controlled Companies (Note 10 and Schedule G):
Banco	Class “A” ordinary	0.001	101	3,036,022	4,799,833	2,522,197	2,522,197	2,072,245
	Class “B” ordinary	0.001	533,314,664
			533,314,765
	Goodwill (Schedule B)			17,190	-	-	12,766	9,697
Galicia Warrants S.A.	Ordinary	0.001	175,000	11,829	-	12,218	12,218	11,728
Galval Agente de Valores S.A.	Ordinary	0.001	49,870,052	13,274	-	8,184	8,184	8,255
Net Investment S.A.	Ordinary	0.001	10,500	22,341	-	162	162	42
Sudamericana Holding S.A.	Ordinary	0.001	162,447	42,918	-	68,133	68,133	64,644
GV Mandataria de Valores S.A.	Ordinary	0.001	10,800	11	-	251	251	143
Total				3,143,585	4,799,833	2,611,145	2,623,911	2,166,754
(*) Include accrued interest, if applicable.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Investments in Shares and other Negotiable Securities
Equity Investments (continued)
Balance Sheet as of December 31, 2010 and 2009.
 (Figures stated in thousands of Pesos (AR$)
Schedule C (continued)

Issuance and characteristics of the securities	INFORMATION ON THE ISSUING COMPANIES
	Latest financial statements (Note 10)
	Principal line of business	Date	Capital stock		Net income		shareholders’ equity	Percentage of equity held in the capital stock
Non-current investments
Corporations. Section 33 of Law No.19550:
Controlled Companies:
Banco	Financial Activities	12/31/10	562,327		469,134	(1)	2,595,660	94.840741
Galicia Warrants S.A.	Issuance of deposit certificates and warrants	12/31/10	200		2,060	(1)	13,952	87.500000
Galval Agente de Valores S.A.	Custody of Securities	12/31/10	12,207	(2)	(4,023)	(1)	8,184	100.000000
Net Investment S.A.	Information Technology	12/31/10	12		(112)	(1)	185	87.500000
Sudamericana Holding S.A.	Financial and investment activities	09.30.10	186		12,182	(3)	105,102	87.500337
GV Mandataria de Valores S.A.	Agent	12/31/10	12		120	(1)	278	90.000000
(1) For the fiscal year ended 12/31/10.
(2) Equivalent to 49,870,052 thousand Uruguayan Pesos.
(3) For the three-month period ended 9/30/10.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Other Investments
Balance Sheet as of December 31, 2010 and 2009.
 (Figures stated in thousands of Pesos)
Schedule D

Main account and characteristics	Recorded value as of 12/31/10	Recorded value as of 12/31/09
Current investments (*)
Deposits in special Checking Accounts (Note 11 and Schedule G)	24,803	3,234
Mutual Funds (Schedule G)	1,198	1,786
Time deposits (Note 11)	467	10,585
Total	26,468	15,605
(*) Include accrued interest, if applicable.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Allowances
Balance Sheet as of December 31, 2010 and 2009.
 (Figures stated in thousands of Pesos)
Schedule E

Captions	Balances at beginning of fiscal year	Increases	Withdrawals	Balances at fiscal-year end	Balances at the close of the previous fiscal year
Deducted from Assets
- Impairment of value of shares	-	121	121	-	-
- Impairment of value of tax losses	-	8,843	-	8,843	-
- Impairment of value of minimum presumed income tax receivables	-	936	-	936	-
Total	-	9,900	121	9,779	-

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Foreign Currency Assets and Liabilities
Balance Sheet as of December 31, 2010 and 2009.
 (Figures stated in thousands of Pesos (AR$), thousands of Dollars (US$) and/or Euros (€))
Schedule G

Captions	Amount and type of foreign currency		Exchange rate	Amount in Argentine Pesos as of 12/31/10	Amount and type of foreign currency		Amount in Argentine Pesos as of 12/31/09
Assets
Current assets
Cash and due from banks
- Cash in custody in other banks	US$	165.83	3.9360	653	US$	995.48	3,743
Investments
- Deposits in special checking accounts	US$	6,301.21	3.9360	24,802	US$	859.92	3,233
- Mutual Funds	US$	-	3.9360	-	US$	1.69	6
- E.T.F.s from abroad	US$	-	3.9360	-	US$	1,996.03	7,505
- Negotiable obligations	US$	-	3.9360	-	US$	1,492.90	5,613
Other receivables
- Promissory notes receivable	US$	534.38	3.9360	2,103	US$	557.56	2,096
Total Current Assets				27,558			22,196
Non-current assets
Other receivables
- Promissory notes receivable	US$	14,165.31	3.9360	55,754	US$	13,473.62	50,661
Investments
- Equity investments	US$	2,079.20	3.9360	8,184	US$	2,195.41	8,255
Total Non-Current Assets				63,938			58,916
Total Assets				91,496			81,112
Liabilities
Current liabilities
Financial debt
- Negotiable obligations	US$	10,761.37	3.9760	42,787	US$	33,103.34	125,793
Other liabilities
- Provision for expenses	US$	281.30	3.9760	1,118	US$	303.51	1,153
- Provision for expenses		€0.50	5.2726	3		€2.55	14
Total Current Liabilities				43,908			126,960
Non-current liabilities
Financial debt
- Negotiable obligations	US$	45,370.75	3.9760	180,394	US$	10,840.36	41,193
Total Non-Current Liabilities				180,394			41,193
Total Liabilities				224,302			168,153
Memorandum Accounts
- Forward purchase of foreign currency	US$	30,000.00	3.9760	119,280	US$	31,000.00	117,800

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Information Required by Section 64, Subsection b) of Law No. 19550
For the fiscal year ended December 31, 2010,
presented in comparative format with the previous fiscal year.
(Figures stated in thousands of Pesos)
Schedule H

Captions	Total as of 12/31/10	Administrative Expenses	Total as of 12/31/09
Salaries and social security contributions	4,818	4,818	2,898
Bonuses	656	656	367
Entertainment, travel, and per diem	31	31	24
Services to the staff	30	30	5
Training expenses	83	83	4
Retirement insurance	720	720	488
Directors’ and syndics’ fees	1,362	1,362	1,080
Fees for services	3,510	3,510	4,772
Taxes	9,518	9,518	11,495
Security services	5	5	4
Insurance	318	318	290
Leases	3	3	-
Stationery and office supplies	55	55	32
Electricity and communications	102	102	89
Maintenance expenses	127	127	141
Depreciation of fixed assets	107	107	97
Bank charges (*)	21	21	93
Condominium Expenses	104	104	74
General expenses (*)	1,017	1,017	951
Vehicle expenses	76	76	102
Trademark leasing (*)	67	67	62
Expenses corresponding to the issuance of the Company’s global program for the issuance of negotiable obligations" (*)	742	742	460
Totals	23,472	23,472	23,528
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11 to these financial statements.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Additional Information to the Notes to the Financial Statements
For the fiscal year commenced January 1, 2010 and ended December 31, 2010, presented in comparative format.
(Figures stated in thousands of Pesos)

NOTE 1:	SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISIONED BY THOSE REGULATIONS
None.

NOTE 2:
SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT WILL BE PRESENTED IN FUTURE FISCAL YEARS.

None.

NOTE 3:	CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES
	a)	Receivables: See Note 9 to these financial statements.
	b)	Debts: See Note 9 to these financial statements.

NOTE 4:	CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS
	a)	Receivables: See Notes 1.a., 1.b. and 9 and Schedule G to these financial statements.
	b)	Debts: See Notes 1.a., 1.b. and 9 and Schedule G to these financial statements.

NOTE 5:	BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS – SECTION 33 OF LAW 19550
See Note 10 and Schedule C to these financial statements.

NOTE 6:	RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE
As of December 31, 2010 and December 31, 2009, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:	PHYSICAL INVENTORY OF INVENTORIES
As of December 31, 2010 and December 31, 2009, the Company did not have any inventories.

NOTE 8:	CURRENT VALUES
See Notes 1.c. and 1.d. to these financial statements.

NOTE 9:	FIXED ASSETS
See Schedule A to these financial statements.
	a)	Fixed assets that have been technically appraised: As of December 31, 2010 and December 31, 2009, the Company did not have any fixed assets that have been technically appraised
	b)	Fixed assets not used because they are obsolete: As of December 31, 2010 and December 31, 2009, the Company did not have any obsolete fixed assets which have a book value.

NOTE 10:	EQUITY INVESTMENTS
The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Additional Information to the Notes to the Financial Statements (continued)
(Figures stated in thousands of Pesos)

NOTE 11:
RECOVERABLE VALUES
As of December 31, 2010 and December 31, 2009, the criteria followed by the Company for determining the recoverable value of its fixed assets consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it

NOTE 12:	INSURANCE As of December 31, 2010 and December 31, 2009, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

NOTE 13:	POSITIVE AND NEGATIVE CONTINGENCIES
	a)	Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of Shareholders’ Equity:
none
	b)	Contingencies which, at the date of these consolidated financial statements are not of remote occurrence, the effects of which have not been given accounting recognition:
As of December 31, 2010 and December 31, 2009, there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:	IRREVOCABLE
	a)	Status of capitalization arrangements:
As of December 31, 2010 and December 31, 2009, there were no irrevocable contributions towards future share subscriptions.
	b)	Cumulative unpaid dividends on preferred shares:
As of December 31, 2010 and December 31, 2009, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:	RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS See Note 12 to these financial statements

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Supplementary and Explanatory Statement by the board of directors
For the fiscal year commenced January 1, 2010 and ended December 31, 2010, presented in comparative format.
(Figures stated in thousands of Pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Córdoba Stock Exchange Regulations, the board of directors hereby submits the following supplementary and explanatory information.

A. Current Assets:
a) Receivables:
1) See Note 9 to these financial statements.
2) See Notes 3 and 9 to these financial statements.
3) As of December 31, 2010 and December 31, 2009, the Company had not set up any allowances or provisions.

b) Inventories:
As of December 31, 2010 and December 31, 2009, the Company did not have any inventories.

B. Non-Current Assets:
a) Receivables:
See Schedule E.

b) Inventories:
As of December 31, 2010 and December 31, 2009, the Company did not have any inventories.

c) Investments:
See Note 10 and Schedule C to these financial statements.

d) Fixed assets:
1) As of December 31, 2010 and December 31, 2009, the Company did not have any fixed assets that have been technically appraised.
2) As of December 31, 2010 and December 31, 2009, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible assets:
1) See Note 1.d and Schedules B and C to these financial statements.
2) As of December 31, 2010 and December 31, 2009, there were no deferred charges.

C. Current Liabilities:
a) Liabilities:
1) See Note 9 to these financial statements.
2) See Notes 4, 5, 6, 7 and 9 to these financial statements.

D. Allowances and Provisions:
See Schedule E.

E. Foreign Currency Assets and Liabilities:
See Note 1.b. and Schedule G to these financial statements.

F. Shareholders’ Equity:
1) As of December 31, 2010 and December 31, 2009, the Company’s shareholders’ equity did not include the "Irrevocable advances towards future share issues" account.
2) As of December 31, 2010 and December 31, 2009, the Company had not set up any technical appraisal reserve, nor has it allocated any reserve of that kind.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Supplementary and Explanatory Statement by the board of directors (continued)
(Figures stated in thousands of Pesos)

G. Miscellaneous:
1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.
2) See Notes 9 and 11 to these financial statements.
3) As of December 31, 2010 and December 31, 2009, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.
4) See Notes 9 and 11 to these financial statements.
5) As of December 31, 2010 and December 31, 2009, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured assets	Risks covered	Insured amount	Book Value as of 12/31/10	Book Value as of 12/31/09
Building, electronic equipment and/or office assets.	Fire, thunderbolt, explosion and/or theft.	1,040	935	750
Vehicles	Theft, robbery, fire or total loss	151	113	-

6) As of December 31, 2010 and December 31, 2009, there were no contingencies highly likely to occur which have not been given accounting recognition.
7) As of December 31, 2010 and December 31, 2009, the Company did not have any receivables including implicit interest or index adjustments.

As of December 31, 2009, the Company had negotiable obligations issued at a discounted rate. See Note 16 to these financial statements.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, February 17, 2011.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Informative Review as of December 31, 2010 and 2009
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

The Company’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco’s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the fiscal year ended December 31, 2010 reported by the Company was AR$408,901. This profit has been mainly generated as a consequence of the valuation of equity investments in the Company’s subsidiaries.

On March 9, 2009, at the Company’s general ordinary shareholders’ meeting, the creation of a global program for the issuance of simple negotiable obligations, not convertible into shares, for a maximum outstanding face value that may not exceed US$60,000 (sixty million Dollars) or the equivalent thereof in another currency, was approved.

On April 28, 2009, at the Company’s ordinary shareholders’ meeting, it was resolved to distribute the retained earnings as of December 31, 2008, through the allocation of AR$8,841 to the Company’s legal reserve and AR$167,978 to its discretionary reserve.

By means of Resolution No. 16113, dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Company’s global program for the issuance of simple negotiable obligations, not convertible into shares, for a maximum face amount outstanding at any time during the life of such program that cannot exceed US$60,000, or its equivalent in any other currency. On May 8, 2009, together with the release of such conditions, the C.N.V. approved the pricing supplement of the Class I, Series I and II negotiable obligations, for a face value of US$45,000. On June 4, 2009, the above-mentioned series were issued. (See Note 16 to these financial statements.)

On April 14, 2010, at the ordinary shareholders’ meeting of the Company, it was resolved to distribute the retained earnings as of December 31, 2009, through the allocation of AR$11,464 to the Company’s legal reserve and AR$217,811 to its discretionary reserve.

Furthermore, at the above-mentioned shareholders’ meeting, an increase of US$40,000 in the amount of the above-described global program for the issuance of negotiable obligations was approved. Therefore, the maximum amount of the negotiable obligations which may be issued under such program may be up to US$100,000, or its equivalent in any other currency. (See Note 16 to these financial statements.)

On May 7, 2010, the C.N.V. authorized the issuance of Class II, Series I, II and III negotiable obligations for US$45,000, under the above-discussed global program. On June 8, 2010, Class II, Series II and III negotiable obligations were issued. (See Note 16 to these financial statements.)

On May 7, 2010, the Company entered into a purchase and sale agreement with Galicia Seguros S.A. to sell the functional units property of the Company located in Maipú 241, Autonomous City of Buenos Aires, for US$2,131. On September 23, 2010, the Superintendencia authorized the above-mentioned transaction. The corresponding deed of sale was executed on November 3, 2010.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Informative Review as of December 31, 2010 and 2009
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

BALANCE SHEET FIGURES

	12/31/10	12/31/09	12/31/08	12.31.07	12.31.06
Assets
Current assets	29,407	35,612	49,724	102,227	353,102
Non-current assets	2,681,753	2,221,503	2,025,000	1,819,280	1,266,215
Total Assets	2,711,160	2,257,115	2,074,724	1,921,507	1,619,317
Liabilities
Current liabilities	61,260	163,377	228,973	71,758	10,843
Non-current liabilities	180,400	41,199	6	195,244	6
Total Liabilities	241,660	204,576	228,979	267,002	10,849
Shareholders’ equity	2,469,500	2,052,539	1,845,745	1,654,505	1,608,468
Total	2,711,160	2,257,115	2,074,724	1,921,507	1,619,317

INCOME STATEMENT

	12/31/10	12/31/09	12/31/08	12/31/07	12/31/06
Ordinary operating result	449,113	163,262	203,549	50,196	(93,098)
Financial results	(41,941)	90,357	(27,783)	(158)	118,209
Other income and expenses	1,758	409	(1,032)	(853)	1,620
Net Operating Income	408,930	254,028	174,734	49,185	26,731
Income Tax	(29)	(24,753)	2,085	(3,148)	(45,645)
Net income	408,901	229,275	176,819	46,037	(18,914)

RATIOS

	12/31/10	12/31/09	12/31/08	12/31/07	12/31/06
Liquidity	0.48004	0.21797	0.21716	1.42461	32.56497
Credit standing	10.21867	10.03314	8.06076	6.19660	148.25956
Capital assets	0.98915	0.98422	0.97603	0.94680	0.78194
Profitability	0.18155	0.11550	0.10006	0.02851	(0.01148)

The individual financial statements have been included in order to disclose the balance sheet figures and net Income statement figures, as the consolidated financial statements are presented in accordance with the provisions of Communiqué “A” 3147 from the B.C.R.A. and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

Progress Made regarding Compliance with the Plan for the Implementation of the International Financial Reporting Standards (I.F.R.S.)

Pursuant to what was determined by the C.N.V. through General Resolution No. 562/09, the Company developed a Plan for the Implementation of the I.F.R.S., which was approved by the board of directors at its meeting held on April 28, 2010.

After monitoring the specific plan for the implementation of the IFRS, the board of directors is not aware of any circumstances that may require modifications to the above-referenced plan, or that may indicate a possible departure from the goals and dates set. (See Note 17 to these financial statements.)

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Informative Review as of December 31, 2010 and 2009
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

Equity Investments in Other Companies
•	Banco
See the Notes to the consolidated financial statements that correspond to Banco.

•	Net Investment S.A.
The business volume reached during fiscal year 2008 was not enough to cover this company’s operating expenses. Taking into consideration the economic estimates for fiscal year 2009, Net Investment S.A.’s board of directors decided to refocus its operations and size of its structure.

Due to the circumstances mentioned in the previous paragraph, the company entered into agreements for the payment of irrevocable contributions with its shareholders. Such agreements provide for the allocation of irrevocable contributions to cover the losses.

At this company’s ordinary shareholders’ meeting held on April 12, 2010, it was decided to use the irrevocable contributions received as of December 31, 2009, for the absorption of the losses in the amount of AR$768 recorded in the balance sheet for the period ended on such date, and record the remaining balance of AR$3 under the “Other Reserves” account.

Taking into consideration the board of director’s search for new business alternatives, and with the purpose of having an interest in other companies that carry out related, accessory and/or else supplementary activities to those carried out by Net Investment S.A., at the extraordinary shareholders’ meeting held on June 4, 2010, shareholders decided to amend the corporate purpose and, consequently, modify section three of the corporate by-laws. Such amendment was registered with the Argentine Corporation Control Authority on August 18, 2010. Within the framework of the aforementioned search for new business alternatives, in May 2010 the company subscribed shares belonging to a foreign company that carries out activities related to business development through the internet. The equity investment held in this company represents 0.23% of corporate capital.

•	Sudamericana Holding S.A.
Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by the Company in this company is 87.50%. Banco has the remaining 12.50%.

The insurance business undertaken by the Company is one of the most important aspects of the Company’s strategy to strengthen its position as a leading financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the fiscal year commenced on January 1, 2010 and ended on December 31, 2010, amounted to AR$417,563.

As of December 31, 2010, these companies had approximately 5 million insured in all of their lines of business.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Informative Review as of December 31, 2010 and 2009
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

As a result of this effort, the premium volume for the fourth quarter of 2010 exceeded that for the same period of the previous year by 43.90%.

•	Galicia Warrants S.A.
Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company within its economic sector. It renders services to the financial sector as an additional credit instrument. It also renders a full spectrum of services related to inventory management to the production sector.

The equity investment held by the Company in this company is 87.50%, while the remaining 12.50% interest is held by Banco.

The company has its corporate headquarters in the Autonomous City of Buenos Aires and an office in the city of Tucumán, through which it has developed the warrants issuance market and has incorporated the storage service in different regional economies and geographic areas of the country.

During the previous fiscal year, Galicia Warrants S.A. sold a grain storage plant located in San Salvador, province of Entre Ríos, what recorded income for AR$10,629.

For the fiscal year ended December 31, 2010, Galicia Warrants S.A. has recorded income from services for AR$10,468. Net income for the fiscal year was AR$2,060.

As of December 31, 2010, deposit certificates and warrants issued amounted to AR$163,448, relating to merchandise under custody located throughout the country.

The higher credit offer and very productive regional economies allowed an increase in service transactions related to warrants during this fiscal year. Within this environment, the company will continue increasing its capacity both in the warrants segment and in that related to storage for the next fiscal year.

•	Galval Agente de Valores S.A.
Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay. The Company has a 100% interest in this company.

On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Registry of the Stock Exchange.

As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of December 31, 2010 it holds customers’ securities in custody for US$121,952, of which US$14,331 correspond to the holding of securities belonging to the Company.

As of December 31, 2010, Galval Agente de Valores S.A. had recorded income for US$674, with a recorded net loss of US$1,121.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Informative Review as of December 31, 2010 and 2009
(Figures stated in thousands of Pesos (AR$) and Dollars (US$))

Results for fiscal year 2011 are subject to the level of recovery the global economy may experience, and to the impact such recovery may have on the region.

If customers were to start looking for investments in the market that were profitable for the company in the past, this Company’s income from fees from securities trading operations would most certainly increase.

•	GV Mandataria de Valores S.A.
On July 16, 2008, GV Mandataria de Valores S.A. was registered with the Argentine Corporation Control Authority.

The equity investment held by the Company in this company is 90%, while the remaining 10% interest is held by Galval Agente de Valores S.A.

The Company’s main purpose is to represent, act as agent and carry out other brokerage activities of any sort, both for domestic and foreign companies.

In December 2008, the company entered into an agreement to act as agent of Galval Agente de Valores S.A., which is currently the only activity undertaken by the company.

Income from services for the fiscal year amounted to AR$3,320, with a pre-tax net income of AR$193.

The Company’s outlook for fiscal year 2011 is linked to the development of the Argentine economy, and particularly the evolution of the financial system.

Autonomous City of Buenos Aires, February 17, 2011.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Perón 456 – 2nd floor
Autonomous City of Buenos Aires

1.
In our capacity as members of the Supervisory Syndics’ Committee of Grupo Financiero Galicia S.A., in accordance with the provisions of Section 294, subsection 5 of the Corporations Law, we have performed an audit of  the Inventory and the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of December 31, 2010, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the fiscal year then ended, as well as supplementary Notes 1 to 18, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the board of directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have examined these consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies for the fiscal year ended December 31, 2010, with notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company. Our responsibility is to issue a report on such documents.

2.
Our work was conducted in accordance with standards applicable to syndics in Argentina. Such standards require our examination to be performed in accordance with the professional auditing standards applicable and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who submitted their audit report on February 17, 2011. Such review included verifying the work plans and the nature, scope and timing of the procedures applied and of the results of the audit performed by the above-referred professionals. An audit requires auditors to plan and carry out the auditing work in order to obtain reasonable assurance that these consolidated financial statements are free of false statements or material errors, and express an opinion on the fairness of the relevant information disclosed in these consolidated financial statements. An audit involves examining, on a selective test basis, the evidence supporting the amounts and the information disclosed in these consolidated financial statements, an assessment of the applied accounting standards and significant estimates issued by the Company, as well as an evaluation of the general presentation of these consolidated financial statements.

Given that it is not the responsibility of the Supervisory Syndics’ Committee to exercise any management control, our examination did not extend to the business criteria and decisions of the different areas of the Company, as these matters are the exclusive responsibility of the Company’s board of directors. We also report that, in compliance with the legality control that is part of our field of competence, during this fiscal year we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the board of directors, and the Informative Review, for the fiscal year ended December 31, 2010 contain the information required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company’s accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the board of directors.

We believe that the work we performed provides a reasonable basis for our opinion.

3.
Banco S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing these consolidated financial statements of the Company. As mentioned in Note 2.c to these consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

value and preparing these consolidated financial statements of the Company. As mentioned in Note 2.c to these consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4.
In our opinion, these consolidated financial statements of Grupo Financiero Galicia S.A. fairly present, in all material respects, its financial condition as of December 31, 2010, and the results of its operations, the changes in shareholders’ equity and the cash flows for the fiscal year then ended, and the consolidated financial condition as of December 31, 2010, the consolidated results of their operations and the consolidated cash flows for the fiscal year then ended, in accordance with Argentine Central Bank regulations and, except for what was stated in item 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires. In compliance with the legality control that is part of our field of competence, we have no observations to make.

As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the board of directors, and the Informative Review, for the fiscal year ended December 31, 2010, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company’s board of directors.

5.
Furthermore, we report the following: a) the accompanying financial statements and the corresponding inventory stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina; b) as called for by Resolution No. 368 of National Securities Commission (“C.N.V.”) concerning the independence of external auditors as well as the quality of the auditing policies applied by them and the Company’s accounting policies, the abovementioned external auditor’s report includes a representation indicating that the auditing standards in effect have been observed, which standards include independence requirements, and contains no observations relative to the application of such professional accounting standards, except as mentioned in their report as concerns the application of the rules issued by the Argentine Central Bank, which prevail over the professional accounting standards; c) we have applied the procedures on asset laundering and terrorism financing set forth in the corresponding professional accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, February 17, 2011.

Supervisory Syndics’ Committee

Auditor’s Report

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Legal address:
Tte. Gral. Juan D. Perón 456 – 2nd floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1.
We have performed an audit of the Balance Sheet of Grupo Financiero Galicia S.A. as of December 31, 2010 and December 31, 2009, and the related income statements, statements of changes in shareholders’ equity and statements of cash flows for the fiscal years then ended, as well as supplementary Notes 1 to 18 and Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the board of directors, as required by the Rules on Accounting Documents set forth by the Regulations of the Cordoba Stock Exchange and the Informative Review to those dates, which supplement them. Furthermore, we have performed an audit of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of December 31, 2010 and 2009, and the consolidated income statements and the consolidated statements of cash flows for the fiscal years then ended, together with Notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company. Our responsibility is to issue an opinion on these consolidated financial statements based on the audit we performed.

2.
Our examination has been carried out in accordance with the auditing standards applicable in Argentina, which have been approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“C.P.C.E.C.A.B.A.”). Such auditing standards require auditors to plan and carry out the auditing work in order to obtain reasonable assurance that these consolidated financial statements are free of material errors, and form an opinion on the fairness of the relevant information disclosed in these consolidated financial statements. An audit involves examining, on a selective test basis, the evidence supporting the amounts and the information disclosed in these consolidated financial statements. An auditing process also involves an assessment of the applied accounting standards and significant estimates issued by the Company, as well as an evaluation of the general presentation of these consolidated financial statements. We believe that the audit performed provides a reasonable basis for our opinion.

3.
The subsidiary Banco S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing these consolidated financial statements of the Company. As mentioned in Note 2.c to these consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in effect in the Autonomous City of Buenos Aires.

4.	In our opinion:

a)
these consolidated financial statements of Grupo Financiero Galicia S.A. fairly present, in all material respects, its financial condition as of December 31, 2010 and December 31, 2009, and the results of its operations, the changes in shareholders’ equity and the cash flows for the fiscal years then ended, in accordance with Argentine Central Bank regulations and, except for the departures from GAAP stated in item 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires.

b)
these consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies present fairly, in all material respects, their consolidated financial condition as of December 31, 2010 and December 31, 2009, the consolidated results of their operations and the consolidated cash flows for the fiscal years then ended, in accordance with Argentine Central Bank regulations and, except for the departures from GAAP stated in item 3 above, with accounting standards applicable in the City of Buenos Aires.

5.	As called for by the regulations in effect, we report that:

a)
these consolidated financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

b)	these consolidated financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)
we have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the board of directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange and the Informative Review as of December 31, 2010 and December 31, 2009, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company’s board of directors.

d)
as of December 31, 2010, Grupo Financiero Galicia S.A.’s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records, amounted to AR$113,605.82, which was not yet due at that date.

e)
we have applied the procedures on asset laundering and terrorism financing set forth in the corresponding professional accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, February 17, 2011.

PRICE WATERHOUSE & CO. S.R.L.